R.H. Daignault Law Corporation
1100 Melville Street, 6th Floor
Vancouver, B.C., V6E 4A6, Canada
Tel: 604.648.2511    Fax: 604.664.0671

MAIL STOP 4561

VIA COURIER U.S. Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549 Attention: Geoffrey Ossias Phone: (202) 551-3404	Direct: 604.648.0527 E-mail: rene@rhdlawcorp.com August 8, 2005 Matter No.: 5003-002

Dear Mr. Ossias:

Re:  CTT International Distributors Inc. (the “Company”)
  1st Amendment to Form SB-2 - Registration Statement
File No. 333-124286
Filed: April 25, 2005

Further to your comment letter dated May 25, 2005, enclosed for filing are copies each of the following documents:

1.	Form SB-2/A - 1st Amendment (in triplicate);
2.	Redlined Form SB-2/A (in triplicate); and
3.	this comment letter (in duplicate).

Also, I confirm that I have filed these documents via EDGAR.

The following are the responses to those comments. For convenience, the number of each response refers to the number of the comment in your letter.

General

1.	The MD&A and financial statements have been updated to reflect first quarter results.

2.	The requested disclosure has been added. See “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” on page 47 of the courtesy copy and page 64 of the EDGAR copy.

3.
The Company is not a blank check company. Section 7(b)(3) of the Securities Act of 1933, as amended (the “Act”) defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” The Company has a specific plan and purpose. Its business purpose is to engage in e-commerce. Its specific plan is to buy and take possession of excess electronic and computer inventory for resale and to facilitate the sale of merchandise of other retailers, cataloguers or manufacturers through its website. In Securities Act Release No. 6932, which adopted rules relating to blank check offerings, the Commission stated in II. DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to offerings by small businesses ... where a detailed plan of business is developed .... Likewise, start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering.” If start-up companies were subject to Rule 419, all start-up businesses, would be considered blank check companies. Further, the Company has not indicated in any manner whatsoever, that it plans to merge with an unidentified company or companies. Its plan, again, is to engage in the business of e-commerce.

Corresp - 1

As a matter of law, the Company is not a blank check company as defined in section 7(b)(3) of the Act and is not subject to the provisions or Rule 419 of the Act.

4.	The Company will not use any gatefold information in the printed prospectus.

Outside Front Cover of Prospectus

5.	The requested revision has been made. See the top of the cover page on page 3 of the Form SB-2/A.

6.	The disclosure has been updated. See page 3 of the Form SB–2/A.

Summary of offering

7.	The Company has made the conforming changes throughout the prospectus to reflect changes in the summary and risk factors.

8.	The requested amendment has been made. See the last paragraph under “CTT’s business” on page 6.

9.	The requested disclosure has been added to the prospectus. See the table under “Summary of Offering” on page 5 and “Determination of Offering Price” at the top of page 15.

10.
The Company has amended the capitalized terms to better comply with the plain English standards throughout the prospectus. Also, the company has removed any reference to any business partner throughout the prospectus.

11.	The prospectus has been revised as requested. See “Summary of Offering” on page 5 and “Description of Business” beginning on page 28.

Risk Factors

12.	The requested and material risk factors have been added. See “Risk Factors” beginning on page 6.

a.	The requested risk factor has been added. See Risk Factor #8 on page 9.

b.
Management does not believe that the provisions in its constating documents dealing with transfer restrictions need to be disclosed as a material risk. Any transfer restriction needs to comply with the Company’s Certificate of Incorporation and with the governing laws. Also, any restrictions that the directors impose on the shares must be stamped on the share certificate as a legend.

c.
The Company does not have a physical plant or a warehouse. See “Fulfillment Business” on page 29, which has been amended to reflect this. As for any risk associated with loss of inventory, management believes that this risk is minimal as a majority of its sales are processed through a Fulfillment Associate and the inventory is never delivered to the Company, but instead is delivered directly to the customer.

d.
The risk related to the Company’s reliance on a few products and the terms of its accounts payable have been added. See Risk Factor #10 on page 9. The Company has confirmed that it currently does not have any accounts payable outstanding nor is it party to any supply or license agreements.

e.	The requested risk factor has been added. See Risk Factors #14 and #15 on page 10.

f.
The requested risk factor has been added. See Risk Factor #16 on page 11. Management does not believe there is a material risk related to refunds as the Company has the right to return inventory for a period of one year. Also, management believes that the collectibility of accounts payable is not a material risk at this time as there no material defaults or past due amounts for the accounts payable or accrued liabilities.

Corresp - 2

g.
Management does not believe that there is a risk related to competition with its suppliers. The Company has no manufacturers or licensors that it relies upon. As for suppliers, the Company currently relies on one supplier, LTP Tech. See Risk Factor #10 on page 9 for disclosure on this reliance. Management has confirmed that the Company has no agreements with its supplier.

h.	The requested risk factor has been added. See Risk Factors #6 and #7 on page 8.

i.	The requested risk factor has been added. See Risk Factor #19 on page 12.

13.	The requested disclosure has been added as Risk Factor #6. See Rick Factor #6 on page 8.

CTT is an initial development stage company and may not be able to continue..., page 6

14.	The disclosure has been revised as requested. See Risk Factor #1 on page 6.

CTT lacks an operating history..., page 6

15.	The requested disclosures have been made. See Risk Factor #2 on page 7.

CTT is relatively new to the internet marketplace..., page 7

16.	The disclosure has been amended as requested. See Risk Factor #3 on page 7.
CTT does not have sufficient funds..., page 7

17.	The requested disclosures have been added. See Risk Factor #4 on page 7.

Failure to successfully compete..., page 7

18.
The disclosure has been deleted and the risk factor has been amended. See Risk Factor #5 on page 8. The Company has removed the reference to its rank in the market as the Company is unable to determine its rank at this time.

Since CTT’s success depends upon..., page 8

19.
This risk factor has been amended. All references to Tiger Ventures has been removed. Mr. Sankhala is no longer employed by Tiger Ventures. Tiger Ventures shut down operations at the end of July 2005. See Risk Factor #6 on page 8.

Security of online transactions...page 11

20.
The requested disclosure has been made. See Risk Factor #16 on page 11. The Company has confirmed that the data security has never been compromised. The security measures taken by the Company include only allowing Amit Sankhala, the president of the Company, access to the confidential data and access to the Company’s server via secured password. Also, none of the confidential payment information is accessible via the Website as it is e-mailed or faxed directly to the Company.

If and when CTT’s shares of common...,page 9

21.	The requested disclosure has been made. See Risk Factor #19 on page 12.

Because CTT’s sole officer and director will own more than 50%..., page 10

22.	The requested amendments to the disclosure have been added. See Risk Factor #20 on page 12.

Corresp - 3

“Penny Stock” rules may make..., page 10

23.
Some of the requested disclosure has been added. See Risk Factor #23 on page 13. The disclosure requested with respect to the “additional burdens” appears on page 42 under the heading “Penny Stock rules”.

Use of Proceeds, page 10

24.	The requested disclosures have been added. The Company has confirmed that if only a portion of the offering is completed, the funds will be prorated accordingly. See “Use of Proceeds” on page 13.

25.	The requested disclosure has been added. See “Use of Proceeds” on page 13.

26.	The requested revision has been made. See “Use of Proceeds” on page 13.

27.	This disclosure has been deleted in its entirety. The Company has confirmed that all use of proceeds have been disclosed in the prospectus. See “Use of Proceeds” on page 14.

28.
The requested disclosure and amendment have been made. See “Use of Proceeds” on page 14. Also, the allocation table for use of proceeds has been amended to cover all working capital costs if all the shares are sold.

Dilution, page 12

29.	The requested disclosures have been made. See “Dilution” on page 15.

Plan of Distribution

30.	The Company has confirmed that Mr. Sankhala is not being compensated for the service of selling the shares, which is one of the qualifications under Rule 3a4-1.

31.	The requested disclosure has been added. See “CTT’s Offering” on page 18.

Section 15(g) of the Exchange Act, page 15

32.	The Company is not exempt from Rule 15g-1. However, Rule 15g-1 only applies to broker dealers who are reselling the stock.

Procedures for subscribing, page 16

33.	The requested disclosures have been made. See “CTT”s Offering” on page 19 and “Section 15(g) of the Exchange Act” on page 18. The subscription agreement has been attached as Exhibit 99.1.

Right to reject subscription, page 16

34.	The requested disclosure has been added. See “Right to reject subscription” on page 19.

Stockholder’s Offering, page 16

35.	The requested disclosure has been added. See the footnotes after the table on page 22.

36.	The requested disclosure has been added. See “Selling Stockholders’ Offering” on page 22 and “Recent Sale of Unregistered Securities” on page 49 of the courtesy copy and page 66 of the EDGAR copy.

Corresp - 4

Plan of Distribution, page 19

37.	The discussion has been amended as requested. Also, a disclosure on Regulation M has been added to CTT’s offering. See “Regulation M” on page 19.

38.	The disclosure has been amended as requested. See the last paragraph under “Plan of Distribution” on page 24.

Management, page 20

39.	The required disclosure has been added. See “Management” on page 24.

Executive Compensation, page 21

40.	The Company has confirmed that it has not accrued any management fees for Amit Sankhala. See the amended disclosure in “Use of Proceeds” on page 14.

Further, the Company has confirmed that the repayment / forgiveness of the $15,000 loan from Steven Bruk did not represent reportable compensation as it was a repayment of a loan that Mr. Bruk made to the Company during the three month period neded September 30, 2004. Please see the notes of the financial statements filed with the Company’s Form 10-QSB on November 15, 2004 for more information.

Finally, the requested disclosure on the management fees for Amit Sankhala has been added. See “Executive Compensation” on page 25.

Related Transaction, page 22

41.	The requested disclosures have been added. See “Related Transactions” on page 26.

42.
The required disclosure has been added. See “Related Transactions” on page 26. The parties relied on the “Section 4½ exemption for this transaction. Mr. Bruk would not be an underwriter in this transaction because it was a private transaction between two affiliates of the Company and did not involve any offering to the public.

43.	The 450,000 shares of common stock were returned to treasury. See “Related Transactions” on page 26.

Transactions with Promoters, page 22

44.
The Company has confirmed that Mr. Sankhala has not received any accrued management fees. The amounts set out in “Use of Proceeds” represent a debt to Mr. Sankhala that is comprised of expense reimbursements of $1,206 and cash advances of $9,950 for an aggregate amount of $11,156. The proceeds that CTT may receive may be used to repay Mr. Sankhala. See “Transactions with Promoters” on page 26. Finally, the note referring to the $5,000 payment has been deleted and the note in the financial statements has been amended.

Principal Stockholders, page 22

45.
The disclosure has been amended as requested. See “Principal Stockholders” on page 26. Also, the Company has confirmed that the 455,001 shares issued for the acquisition of all of the shares of CTT Distributors Ltd. were issued to the shareholders of CTT Distributors Ltd., of which Amit Sankhala received one share. See “Recent Sale of Unregistered Securities” on page 49 of the courtesy copy and page 66 of the EDGAR copy.

Corresp - 5

Description of Securities, page 22

46.
The disclosure has been amended as requested. See “Description of Securities” on page 27. Section 3 of Article 5 of the Bylaws only applies if the Company is not a reporting issuer. Therefore, currently the provision does not apply, but would apply if CTT became a non-reporting issuer.

Description of Business, page 24

47.	The requested disclosure, exhibit and risk factor have been added. See “Code of Ethics” on page 24 and Risk Factor #8 on page 9 and Exhibit 99.3 - Code of Ethics.

General, page 24

48.
The reference to “high quality” has been removed from the prospectus. See “Description of Business” on page 28. “Non-branded” means that CTT does not have a label on the units such as “Sony” or “Samsung”. This means that the units are generic.

49.	The requested disclosure has been made. See “Employees and Employment Agreements” on page 34.

Products and Services, page 24

50.	The requested disclosure has been made. See “Products and Services” on page 29.

51.	The requested disclosure has been added. See “Products and Services” on page 29.

52.	The qualification has been omitted.

53.	The requested disclosure has been made. See “Products and Services” on page 29.

54.	The requested disclosure has been made. See “Products and Services” on page 29.

Products and Services - Direct Business, page 25

55.	The requested disclosure has been added. See “Products and Services - Direct Business” on page 29.

Products and Services - Fulfillment Partners Business, page 25

56.	The requested discussion has been added. See “Products and Services - Fulfillment Associates” on page 30.

Distribution of Products and Services

57.	The disclosure has been revised. See “Distribution of Products and Services” on page 30.

58.	The requested disclosure has been added. See “Distribution of Products and Services” on page 30. Also, the Company has confirmed that customer service is provided by e-mail only.

Market, page 26

59.	The disclosure has been amended in response to your comment. See “Market” on page 31 and “Competition” on page 32.

60.
The Company has deleted the reference to “1,000 companies” in Risk Factor #5 and amended its disclosure on competitors to support this disclosure. See Risk Factor #5 on page 8 and “Competition” on page 32.

Corresp - 6

Principal Suppliers, page 26

61.
The Company has confirmed that it is not reliant on any one supplier. The disclosure has been amended to reflect that and has also been amended to identify the three Fulfillment Associates. See “Principal Suppliers” on page 31.

62.	The requested disclosure has been added. See “Principal Suppliers” on page 31.

Technology and Intellectual Property, page 26

63.
The requested disclosure has been added. See “Technology and Intellectual Property” on page 31. The Company was referring to its website when it used the phrase “similar intellectual property”. The disclosure has been revised to reflect this. See “Technology and Intellectual Property” on page 31.

Competition, page 27

64.
The requested explanation and information has been added. See “Competition” on page 32. The Company has confirmed that the largest order that it received and shipped to date was its FM receiver line where 500 units were received and 400 units were shipped.

65.	The list of competitors has been revised. See “Competition” on page 32.

66.
This disclosure has been revised. See “Competition” on page 33. CTT has developed a secure e-commerce site that has industry standard encryption, but has elected to use PayPal as a processor for credit cards for ease of transaction.

67.	The disclosure has been revised. See “Competition” on page 33.

Regulation, page 28

68.	The disclosure has been revised. See “Regulations” on page 33. The Company is not aware of any specific regulations that may have a significant impact on it business.

MD&A or Plan of Operation, page 29

69.
The disclosure has been amended to clarify the fact that it was Slabsdirect.com, Inc. that had “no operations, no revenues, no financial backing and few assets”, and not the Company. See “Overview” on page 35.

70.	The requested disclosure has been added. See “Overview” beginning on page 35.

71.	The requested disclosures have been added. See “Overview” beginning on page 35.

72.	The requested disclosure has been added. See “Overview” beginning on page 35.

Results of Operations, page 30

73.	This disclosure has been revised. See “Results of Operations” beginning on page 36.

74.	The requested disclosures have been made. See “Results of Operations” beginning on page 36.

75.	The Company has confirmed that it no longer has verification of payment before shipping. The disclosure has been amended to reflect this change. See “Results of Operations” beginning on page 36.

The requested explanation for inventory has been added. See “Results of Operations” beginning on page 36.

Corresp - 7

The requested explanation for the “intangible asset” has been added. See “Results of Operations” beginning on page 36.

The requested description for the accounts payable has been added. See “Results of Operations” beginning on page 36.

The requested explanation for the related party has been added. See “Results of Operations” beginning on page 36.

Current capital resources and liquidity, page 31

76.
The sale of $37,102 in stock relates to a private placement conducted by the Company’s subsidiary. The net proceeds of that private placement were a result of the sale of 455,001 shares in the capital of the Company’s subsidiary at $0.10 per share for $45,500.10, with a net offering cost of $8,399. The disclosure has been amended to clarify the sale of stock was the Company’s subsidiary. See “Current capital resources and liquidity” on page 38.

Secondly, the recent sales information has been amended. However, please note that added disclosure is for the share exchange as requested in Comment #87 below. However, the purchasers in the Company’s subsidiary’s private placement dicussed above are the same as the shareholders listed in table added to the recent sales section.

77.	The requested disclosure has been added. See “Current capital resources and liquidity” on page 38. Please note that the Company now has enough working capital for four months.

78.
The requested explanation has been added to the disclosure. See “Current capital resources and liquidity” on page 38. The difference between the accumulated deficit of $87,165 and the loss incurred of $52,883, resulted from transaction costs incurred on the reverse acquisition of $34,282.

79.
The requested disclosure has been added. See “Current capital resources and liquidity” on page 38. The Company has confirmed that it will begin its plan of operation as soon as funds are raised from the offering and will not be waiting until the offering is closed or completely sold.

Going Concern Issue, page 33

80.	The requested revisions has been made. See “Plan of Operation” on page 40.

81.
The Company will allocate 25% of its budget to the purchase of existing and new products. The revenue generated from the sale of existing products will fund future acquisitions. See “Phase 2 - Expand inventory and products” on page 40.

Phase 2 - Expand inventory and products (6 months), page 33

82.	The section dealing with “specialty kits” has been deleted in its entirety and replaced. See “Phase 2 - Expand inventory and products” on page 40.

83.	The requested disclosure has been added. See “Phase 2 - Expand inventory and products” on page 40.

Phase 4 - Corporate Development (4 months), page 34

84.	The requested disclosure has been added. See “Phase 4 - Corporate Development” on page 41.

Description of Property, page 34

85.	The requested disclosure has been added. See “Description of Property” on page 41.

Corresp - 8

Future sales by existing stockholders, page 35

86.	The requested disclosure has been added. See “Future sales by existing stockholders” on page 42.

Recent Sales of Unregistered Securities, page 50

87.
The requested disclosure has been made. See “Recent Sale of Unregistered Securities” on page 49 of the courtesy copy and page 66 of the EDGAR copy. Also, please note that the Company closed a private placement in July 2005 and the required information has been added to this section.

Legal Opinion, page 55

88.	The requested revisions have been made. The amended legal opinion is attached as Exhibit 5.1.

Exhibits

89.	All exhibits not incorporated by reference have been filed separately as requested.

90.	A specimen stock certificate has been filed with this registration statement as Exhibit 99.2.

Report of Independent Registered Accounting Firm

91.
The requested revision was not made. The Company’s auditor believes the suggested modification to the scope paragraph is not appropriate for a reporting company that is a non_accelerated or small business filer, which will be subject to PCAOB auditing standard No. 2 next year. The Company’s auditor believes the language “The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.” is sufficient for the purpose of a non_issuer that conducts an audit in accordance with PCAOB standards. Further the the Company’s auditor believes, this language would be misleading and confusing to investors, at this time, since the Company is required to be in compliance with PCAOB standard No. 2 next year.

Consolidated Statement of Cash Flows, page 41

92.	The disclosure in the financial statements has been revised as requested. See “Consolidated Statement of Cash Flows” on page F-4 of the December 31, 2004 financial statements.

Note 2. Summary of Significant Accounting Principles, page 44

i) Foreign Currency Translation

93.
Under SFAS 52 “Foreign Currency Translation”, an entity’s functional currency is the currency of the primary economic environment in which the entity operates; normally, that is the currency of the environment in which an entity primarily generates and expends cash.

Management has determined that the functional currency is that of the United States dollar under SFAS 52 “Foreign Currency Translation” for the following reasons:

a.	All inventory purchases are undertaken in United States dollars.
b.	The majority of sales (85%) are undertaken in United States dollars.
c.	The Company’s expenses are primarily undertaken in United States dollars.
d.	The Company’s past equity financings are generated in United States dollars.
e.	The Company’s future equity financings will be generated in United States dollars.
f.	The Company’s cash holdings are primarily (99%) held in United States dollars.
g.	The Company’s accounting records are maintained in United States dollars.

Corresp - 9

k) Revenue Recognition

94.
The Company has confirmed that it no longer has verification of payment before shipping. The disclosure in the prospectus has been amended to reflect this change. See “Results of Operations” on page 36. Also, see Comment #75 above.

Note 8. Capital Transaction - Reverse Acquisition, page 47

95.
Under Note 8 – Capital Transaction, the “Investment in a Subsidiary” relates to the Company’s prior investment in Slabsdirect.com, Inc. The financial statements have been amended to disclose the name of the subsidiary. See Note 8 on page F-10 of the December 31, 2004 financial statements.

96.	The Company determined that the acquisition of CTT Distributors Ltd. was a reverse acquisition as a result of the following factors pursuant to paragraph 17 of SFAS 141:

a.
The voting rights of the combined entity after the combination was controlled by the former shareholders of CTT Distributors Ltd. In contemplation of the combination, Mr. Sankhala acquired 8,634,167 shares of Slabsdirect.com, Inc., and together with the remaining shareholders of CTT Distributors Ltd., controlled 88% of the combined entity.

b.	Not applicable as there is no large minority voting interest in the combined entity.
c.	The governing body of the combined entity is made up of the prior governing body of CTT Distributors Ltd.
d.	The senior management of the combined entity is that of CTT DistibutorsLtd., namely Mr. Sankhala.
e.	The terms of the exchange of equity securities was such that neither entity paid a premium.

97.
Prior to the acquisition of CTT Distributors Ltd., both Slabsdirect.com, Inc. and Slabsdirect.com Online (BC) Ltd. were inactive companies. Management was unsuccessful in developing the business of Slabsdirect.com, Inc. and had decided to cease expending significant efforts on developing the business of Slabsdirect.com Online (BC) Ltd. Slabsdirect.com Online (BC) Ltd. had not generated any revenues up to the date the Company disposed of its interest. Therefore Slabsdirect.com, Inc. did not have an operating business at the time of the acquisition of CTT Distributors Ltd. Pursuant to EITF 98-3, the only operating business transferred was that of CTT Distributors Ltd. The only active business after the acquisition was that of CTT Distributors Ltd. The continuing business of the Company is that of CTT Distributors Ltd. The name of the Company was changed to “CTT International Distributors Inc.” to reflect the continuing business of CTT Distributors Ltd. Therefore it was determined that Slabsdirect.com, Inc. was basically an inactive non-operating shell company.

Sale of Subsidiary, page 48

98.
Disclosure in the financial statements have been revised to disclose the date of sale, the total consideration received, the value placed upon the returned shares, and whether the sale was completed prior to the capital transaction – reverse acquisition. See Note 9 on page F-11 of the December 31, 2004 financial statements.

I trust the above to be satisfactory. If you have any questions or require anything further please give me a call.

Yours truly,

R. H. Daignault Law Corp

Per: /s/ Rene Daignault

Rene Daignault
/rd
Enclosures

c: client

Corresp - 10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2/A
Amendment #1

Registration Statement under the Securities Act of 1933
CTT International Distributors Inc.
(Name of small business issuer in its charter)
Delaware	5731	98-6218467
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. EmployerIdentification No.)
Suite 1000, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5, Canada 604.733.2600
(Address and telephone number of principal executive offices)
Rene Daignault 1100 Melville Street, 6th Floor, Vancouver, British Columbia, V6E 4A6, Canada 604.648.0527
(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

SB2 - 1 - /A1

CALCULATION OF REGISTRATION FEE

Securities to be registered	Amount to be registered	Offering price per share	Aggregate offering price	Registration Fee (1)
shares of common stock to be offered by CTT	2,500,000	$0.10	$250,000	$29.43
shares of common stock to be offered by selling stockholders	2,382,933	$0.10	$238,293	$28.05
TOTAL	4,882,933		$488,293	$57.48

(1) Estimated solely for purposes of calculating the registration fee under Rule 457(c) of the Securities Act of 1933.

The Registrant amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SB2 - 2 - /A1

Preliminary Prospectus

CTT International Distributors Inc.
Maximum of 4,882,933 shares of common stock

CTT International Distributors Inc. (“CTT”) is offering up to 2,500,000 shares of common stock on a self underwritten basis. The offering price is $0.10 per share and the maximum amount to be raised is $250,000. CTT intends to offer up to a maximum of 2,500,000 shares through its sole officer and director to investors, both inside and outside the United States. There will be no underwriter or broker/dealer involved in the transaction and there will be no commissions paid to any individuals from the proceeds of this sale.

The offering by CTT is being conducted on a best efforts basis. There is no minimum number of shares required to be sold by CTT. All proceeds from the sale of these shares will be delivered directly to CTT and will not be deposited in any escrow account. If the entire 2,500,000 shares of common stock are sold, CTT will receive gross proceeds of $250,000 before expenses of approximately $37,600. CTT plans to end the offering on December 31, 2005. However, CTT may, at its discretion, end the offering sooner or extend the offering until March 31, 2006. No assurance can be given on the number of shares CTT will sell or even if CTT will be able to sell any shares.

In addition, this prospectus relates to the resale of up to 2,382,933 shares of common stock by selling stockholders. The selling stockholders may sell their common stock from time to time in private negotiated transactions. The selling stockholders, other than CTT’s president, will offer or sell shares of CTT’s common stock at $0.10 per share unless and until the offering price is changed by subsequent amendment to this prospectus, or when CTT’s shares of common stock become listed or quoted on a securities market. Should CTT’s shares of common stock become listed or quoted, selling stockholders may then sell their shares at prevailing market prices or privately negotiated prices. CTT will not receive any proceeds from the sale of the shares of common stock by the selling stockholder. However, CTT will pay for the expenses of this offering and the selling stockholders’ offering.

There is no public market for the shares of common stock of CTT.

A purchase of CTT’s common stock is highly speculative and investors should not purchase shares of CTT’s common stock unless they can afford to lose their entire investment. Investing in CTT’s common stock involves risks. See “Risk Factors” starting on page for factors to be considered before investing in CTT’s shares of common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal to tell you otherwise.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

If CTT changes the fixed offering price, it will file an amendment to the registration statement.

The date of this prospectus is ______________ .
Subject to completion.

SB2 - 3 - /A1

Table of Contents

RISK FACTORS

USE OF PROCEEDS

DILUTION
CTT’s Offering
Stockholder’s Offering

LEGAL PROCEEDINGS

EXECUTIVE COMPENSATION

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

PRINCIPAL STOCKHOLDERS

DESCRIPTION OF SECURITIES

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
Plan of Operation

DESCRIPTION OF PROPERTY

EXPERTS

FINANCIAL STATEMENTS
Audited Financial Statements as of December 31, 2004
Unaudited Financial Statements as of March 31, 2005

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

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SUMMARY OF OFFERING

CTT’s business

CTT is a Delaware company that operates through its wholly-owned subsidiary, CTT Distributors Ltd. CTT is in the e-commerce business and provides products to the internet consumer through its website www.cheaperthanthem.com. CTT has a direct business, in which it buys and takes possession of excess electronic and computer inventory for resale. In addition, CTT has a fulfillment business, in which CTT facilitates the sale of merchandise of other retailers, cataloguers or manufacturers through the website.

CTT has one subsidiary, CTT Distributors Ltd., which is the operating company and was incorporated under the laws of the Province of British Columbia on May 17, 2004.

CTT was formed by the merger of two Delaware companies, Slabsdirect.com, Inc. and CTT International Distributors Inc., under the laws of the State of Delaware on January 7, 2005. Slabsdirect.com, Inc. was incorporated under the laws of the State of Delaware on January 14, 2000. CTT International Distributors Inc. was incorporated under the laws of the State of Delaware on November 1, 2004. As part of the merger, the Articles of Slabsdirect.com, Inc. were adopted as the Articles of CTT.

Prior to the merger and pursuant to a share exchange agreement dated December 29, 2004, Slabsdirect.com, Inc. agreed to issue 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of the CTT Distributors Ltd. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. See Exhibit 10.1 – Share Exchange Agreement for more details.

Prior to the acquisition of CTT Distributors Ltd., Slabdirect.com, Inc.’s sole asset consisted of ownership of a 100% interest in the issued and outstanding capital stock of Slabsdirect.com Online (BC) Ltd., a company incorporated in the Province of British Columbia, Canada. Slabsdirect.com Online (BC) Ltd. has been unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry. Slabsdirect.com, Inc. disposed of its interest in Slabsdirect.com Online (BC) Ltd. to the former president of Slabsdirect.com, Inc. pursuant to the stock purchase agreement dated December 29, 2004. See Exhibit 10.2 – Stock Purchase Agreement for more details.

CTT’s administrative and operational office is located at Suite 1000, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5, Canada, telephone (604) 733-2600. CTT’s registered statutory office is located at 3511 Silverside Road, Suite 105, Wilmington, Delaware. CTT’s fiscal year end is December 31.

The accompanying financial statements have been prepared assuming CTT will continue as a going concern. As discussed in Note 1 to the financial statements, CTT has a working capital deficiency and has accumulated losses since inception. These factors raise substantial doubt about CTT’s ability to continue as a going concern. CTT is in the development stage and planned principal activities have commenced, but to date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies that CTT will continue to realize its assets and discharge its liabilities in the normal course of business. CTT has not generated significant revenue and has never paid any dividends. CTT is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. There is no guarantee that CTT will be able to raise any equity financing or generate profitable operations. CTT has a working capital deficit of $46,069 and has accumulated losses of $87,165 since inception. These factors raise substantial doubt regarding CTT’s ability to continue as a going concern.

The offering: Following is a brief summary of this offering:

Securities being offered	2,500,000 shares of common stock (maximum) offered by CTT 2,382,933 shares of common stock offered by the selling stockholders
Number of shares outstanding before the offering	11,017,101 shares of common stock

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Number of shares outstanding after the offering	13,517,101 shares of common stock, assuming all offered shares are sold
Offering price per share	$0.10 per share
Net Proceeds to CTT	$212,400, assuming all offered shares are sold
Implied Value	$1,351,710 (based on proposed offering price)
Use of proceeds	Develop and populate website Expand inventory and products on website Implement marketing and advertising strategy Expand business operations Repayment of outstanding or accrued debt Working capital
Location of Offering	CTT’s offering will be made in the United States, Canada, the Phillippines and India

Selected Financial Data (audited)

The following financial information summarizes the more complete historical, audited, and unaudited financial information provided in this registration statement.

	March 31, 2005 (unaudited)	December 31, 2004 (audited)
Balance Sheet
Total Assets	$26,290	$53,541
Total Liabilities	$86,063	$97,422
Stockholders’ Equity (Deficit)	($59,773)	($43,881)
Income Statement
Revenue	$1,000	$30,789
Total Expenses	$14,392	$38,095
Net Loss	($17,392)	($52,833)

RISK FACTORS
Please consider the following risk factors before deciding to invest in CTT’s shares of common stock.

Risks associated with CTT:

1.  CTT is a development stage company and may not be able to continue as a going concern and may not be able to raise additional financing.

A note provided by CTT’s independent auditors in CTT’s financial statements for the period from inception, May 17, 2004, through December 31, 2004 contains an explanatory note that indicates that CTT is a development stage company and its ability to continue as a going concern and to emerge from the development stage is dependent on continued financial support from its shareholders, raising additional capital to fund future operations and ultimately to attain profitable operations.

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CTT has a working capital deficiency and has accumulated losses since inception. These factors raise substantial doubt about CTT’s ability to continue as a going concern. To date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies that CTT will continue to realize its assets and discharge its liabilities in the normal course of business. CTT has not generated significant revenue and has never paid any dividends. CTT is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. There is no guarantee that CTT will be able to raise any equity financing or generate profitable operations. CTT has a working capital deficit of $46,069 and has accumulated losses of $87,165 since inception. These factors raise substantial doubt regarding CTT’s ability to continue as a going concern.

This note may make it more difficult for CTT to raise additional equity or debt financing needed to run its business and is not viewed favorably by analysts or investors. CTT urges potential investors to review this report before making a decision to invest in CTT.

2.  CTT lacks an operating history and has losses that it expects to continue into the future. If the losses continue CTT will have to suspend operations or cease operations.

CTT has had no significant operating history upon which an evaluation of its future success or failure can be made. CTT’s net loss since its inception on May 17, 2004 is $87,165. CTT’s ability to achieve and maintain profitability and positive cash flow is dependent upon its ability to generate revenues from its planned business operations and to reduce development costs. Without the generation of any revenues or any capital being raised in an equity or debt financing, CTT will run out of operating funds within four months.

Based upon current plans, CTT expects to incur $3,000 per month in operating losses in the next 12 to 18 months. This will happen because there are expenses associated with the development and operation of its website. CTT cannot guaranty that it will be successful in generating revenues in the future or that it will be able to sell any shares in this offering or that it will be able to raise any working capital for operating funds in any other manner. Failure to generate revenues or raise any financing may cause CTT to go out of business.

3.  CTT is relatively new to the internet marketplace with a limited history of operations and, as a result, CTT’s ability to operate and compete effectively may be affected negatively.

In deciding whether to purchase CTT’s shares of common stock, and the likelihood CTT’s success, you should consider that CTT is relatively new to the internet marketplace and has a limited operating history upon which to judge its current operations. As a result, it is difficult to fairly assess CTT’s future operating performance or its future financial results or condition by comparing its limited operating history against its past or present equivalents.

Also, the computer and Internet industries are characterized by rapidly changing technologies, frequent introductions of new products, services, and industry standards. CTT’s future success will depend on its continued ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of CTT’s services, as well as, the development and maintenance of the Internet’s infrastructure to cope with this increased traffic. CTT’s future success will also depend in large part on its continued ability to develop and enhance CTT’s products and services. There are significant technical risks in the development of new or enhanced services, including the risk that CTT will be unable to effectively use new technologies, adapt its services to emerging industry standards, or develop, introduce and market new or enhanced products and services. Also, if CTT is unable to develop and introduce enhanced or new products and services quickly enough to respond to market or user requirements or to comply with emerging industry standards, or if these products and services do not achieve market acceptance, CTT may not be able to compete effectively.

4.  CTT does not have sufficient funds to complete each phase of its proposed plan of operation and as a result may have to suspend operations.

Each of the phases of CTT’s plan of operation is limited and restricted by the amount of working capital that CTT has and is able to raise from financings and generate from business operations. CTT currently does not have sufficient funds to complete each phase of its proposed plan of operation and CTT expects that it will not satisfy its cash requirements for the next 12 months. As a result, CTT may have to suspend or cease its operations on one or more phases of the proposed plan of operation. As of March 31, 2005, CTT had $11,259 in cash. Until CTT is able to generate any consistent and significant revenue it will be required to raise additional funds by way of equity financing to finance its operations. At any phase of CTT’s plan of operation, if CTT finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its business operations. If CTT cannot raise the capital to proceed it may have to suspend operations until it has sufficient capital. CTT will need to raise additional capital of approximately $250,000 to proceed with and complete its plan of operation and will be relying on the proceeds to be raised in this offering for most, if not all, of the required capital. CTT will also require additional financing if the costs of the proposed phases of the plan of operation are greater than anticipated. CTT will require additional financing to sustain its business operations if CTT is not successful in earning revenues from its business operations. CTT can provide no assurance to investors that CTT will be able to find additional financing if required. Any sale of share capital will result in dilution to existing shareholders.

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5.  Failure to successfully compete in the e-commerce industry with established e-commerce companies may result in CTT’s inability to continue with its business operations.

CTT expects competition in this market to increase significantly as traditional liquidators and online retailers continue to develop services that compete with CTT’s services. In addition, competitors may decide to create their own websites to sell their own excess inventory and the excess inventory of third parties.

Many of CTT’s current competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than CTT does. Some of CTT’s competitors may be able to secure merchandise from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies, and devote substantially more resources to their website and systems development than CTT does. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise. CTT cannot assure you that we will be able to compete successfully against current and future competitors.

If CTT is unable to develop and introduce enhanced or new technology or services quickly enough to respond to market or user requirements or to comply with emerging industry standards, or if these services do not achieve market acceptance, CTT may not be able to compete effectively. Competitive pressures created by any one of CTT’s competitors could have a negative impact on CTT’s business, results of operations and financial condition and as a result, CTT may not be able to continue with its business operations.

6.  CTT’s sole officer and director has a conflict of interest in that Amit Sankhala has other time commitments that will prevent him from devoting full-time to CTT’s business operations, which may affect CTT’s operations.

CTT’s sole officer and director has other obligations and time commitments that will prevent Mr. Sankhala from devoting full-time to CTT’s business operations. This will slow CTT’s operations and may reduce its financial results and as a result, CTT may not be able to continue with its business operations. See “Conflicts of interest” on page for more information. Currently, Mr. Sankhala devotes 40 hours per week to CTT’s operations, with the balance of the work week devoted to studying for a political science degree at Simon Fraser University in Vancouver, British Columbia. Mr. Sankhala devotes 10 hours per week to his school studies.

7.  Since CTT’s management lacks any formal training or experience in operating an e-commerce business, CTT may have to hire or retain qualified personnel. If CTT is unable to hire or retain any qualified personnel, CTT may have to suspend or cease operations, which will result in the loss of your investment.

CTT’s sole officer, Amit Sankhala, is inexperienced in operating an e-commerce business, CTT may be forced to hire or retain qualified management, employees or consultants to perform administrative, sales or marketing roles related to an e-commerce business. Mr. Sankhala has no direct training or experience in these areas and as a result may not be fully aware of all of the specific requirements related to working within this industry. Mr. Sankhala’s decisions and choices may not take into account standard managerial approaches e-commerce companies commonly use. Consequently, CTT’s operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry. As a result, CTT may have to suspend or cease operations that will result in the loss of your investment.

Competition for qualified personnel is intense and CTT may not be able to hire or retain qualified personnel, which could also have a negative impact on CTT’s business.

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8.  CTT has no independent board members, which places CTT’s sole officer and director, Amit Sankhala, in a conflict of interest with respect to compliance with CTT’s Code of Ethics.

As Mr. Sankhala is CTT’s sole officer and director, and employee at this time, there is no independent director and no other compliance officer or employee to oversee compliance of CTT’s Code of Ethics. As a result, Mr. Sankhala is in a conflict of interest when it comes to overseeing compliance of CTT’s Code of Ethics. See “Exhibit 99.3 - Code of Ethics” for more details.

9.  Since CTT relies on one provider to host its website, CTT’s technical systems could fail if this service is interrupted, which in turn would have a negative impact on CTT’s business.

Although CTT has back up facilities for its computer systems, CTT relies on one provider to host the website, Ezyra E-Business Services. If Ezyra E-Business Services failed to provide service to its systems, CTT would be unable to maintain website availability. Interruptions could result from natural disasters as well as power loss, telecommunications failure and similar events. CTT’s business depends on the efficient and uninterrupted operation of its computer and communications hardware systems. Any system interruptions that cause its website to be unavailable could materially adversely affect its business. Furthermore, CTT will be depending on outside expertise to maintain and expand its website design and capabilities. There is no assurance that website consultants can be retained who will understand the needs of and have the solution for a desirable, user friendly commercial website.

10.	CTT relies on one supplier for its Direct Business and on three Fulfillment Associates for its Fulfillment Business for a majority of its inventory.

CTT currently sources all of its inventory for its Direct Business from one supplier, LTP Tech. Also, CTT sources a majority of its inventory for its Fulfillment Business from three Fulfillment Associates. CTT does not have long_term contracts or arrangements with its supplier or Fulfillment Associates to guarantee the availability of inventory. If CTT’s current supplier and Fulfillment Associates were to stop supplying inventory to CTT on acceptable terms, CTT may not be able to acquire inventory from other suppliers in a timely and efficient manner and on acceptable terms. CTT’s accounts payable are due 30 days after receipt of the invoice.

11.
CTT’s business exposes CTT to potential product liability claims, and CTT may incur substantial expenses if CTT is subject to product liability claims or litigation, which could result in a negative impact on its business.

CTT’s products involve a minimal inherent risk of product liability claims and associated adverse publicity. However, CTT may be held liable if any product it sells causes injury or is otherwise found unsuitable. Currently, CTT does not carry any product liability insurance or general business coverage. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. These costs would have the effect of increasing CTT’s expenses and diverting management’s attention away from the operation of its business, and could harm CTT’s business.

12.	CTT may be subject to legal proceedings involving its intellectual property that could result in substantial costs and which could materially harm CTT’s business operations.

From time to time, CTT may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by CTT. These types of claims could result in increased costs of doing business through legal expenses, adverse judgments or settlements or require CTT to change its business practices in expensive ways. Additional litigation may be necessary in the future to enforce CTT’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm CTT’s business.

Risks associated with CTT’s industry:

13.	Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on CTT’s business.

Currently, other than business and operations licenses applicable to most commercial ventures, CTT is not required to obtain any governmental approval for its business operations. However, there can be no assurance that current or new laws or regulations will not, in the future, impose additional fees and taxes on CTT and its business operations. Additionally, in response to concerns regarding “spam” (unsolicited electronic messages), “pop-up” web pages and other Internet advertising, the federal government and a number of states have adopted or proposed laws and regulations that would limit the use of unsolicited Internet advertisements. While a number of factors may prevent the effectiveness of such laws and regulations, the cumulative effect may be to limit the attractiveness of effecting sales on the Internet, thus reducing the value of CTT’s business operations. Also, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on CTT’s business and add additional costs to CTT’s business operations.

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14.	CTT may be subject to liability for past sales, which could have a negative impact on CTT’s future business operations.

In accordance with current industry practice, CTT does not currently collect sales or other similar taxes for physical shipments of inventory into the United States. One or more local, state or foreign jurisdictions may seek to impose sales tax collection obligations on CTT and other out_of_state companies that engage in online commerce. CTT’s business could be adversely affected if one or more States or any foreign country successfully asserts that CTT should collect sales or other taxes on the sale of its inventory.

In the future CTT may enter into strategic alliances requiring tax collection obligations. Also, CTT may have to collect Value Added Tax, or VAT, for products that are ordered by and delivered to customers in the in European Union member countries. CTT may also need to collect Japanese consumption tax for products that are ordered by and delivered to customers in Japan. In addition, Canadian consumption taxes are collected on sales of products that are ordered by and delivered to customers in Canada. One or more States or foreign countries may seek to impose sales or other tax collection obligations on out of jurisdiction companies that engage in e commerce. A successful assertion by one or more states or foreign countries that CTT should collect sales or other taxes on the sale of inventory could result in substantial tax liabilities for past sales, decrease CTT’s ability to compete with traditional retailers, and otherwise harm CTT’s business.

Currently, decisions of the U.S. Supreme Court restrict the imposition of obligations to collect state and local sales and use taxes with respect to sales made over the Internet. However, a number of States, as well as the U.S. Congress, have been considering various initiatives that could limit or supersede the Supreme Court’s position regarding sales and use taxes on Internet sales. If any of these initiatives addressed the Supreme Court’s constitutional concerns and resulted in a reversal of its current position, CTT could be required to collect sales and use taxes in certain or all States. The imposition by state and local governments of various taxes upon Internet commerce could create administrative burdens for CTT and could decrease its future sales and have a negative impact on CTT’s future business operations.

15.	CTT is subject to regulations relating to consumer privacy and data protection, which may adversely affect the growth of CTT’s Internet business or its marketing efforts.

CTT is subject to increasing regulation at the federal, state and international levels relating to privacy and the use of personal user information. For example, CTT is subject to various telemarketing laws that regulate the manner in which CTT may solicit future suppliers and customers. Such regulations, along with increased governmental or private enforcement, may increase the cost of growing CTT’s business.

In addition, several States have proposed, and California, Minnesota, Utah, and Vermont have recently passed, legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. In addition to these four States, many other jurisdictions already have such laws and continuously consider strengthening them, especially against online services. CTT in certain instances are subject to some of these current laws.

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The Federal Trade Commission has adopted regulations regarding the collection and use of personal identifying information obtained from children under 13. Bills proposed in Congress would extend online privacy protections to adults. Moreover, proposed legislation in this country and existing laws in foreign countries require companies to establish procedures to notify users of privacy and security policies, obtain consent from users for collection and use of personal information, and/or provide users with the ability to access, correct and delete personal information stored by CTT. CTT could become a party to a similar enforcement proceeding. These data protection regulations and enforcement efforts may restrict CTT’s ability to collect demographic and personal information from users, which could be costly or harm CTT’s marketing efforts.

Specific statutes intended to protect user privacy have been passed in many non_U.S. jurisdictions, including virtually every non_U.S. jurisdiction in which CTT currently offers its products. Failure to comply could subject CTT to lawsuits, fines, criminal penalties, statutory damages, adverse publicity, and other losses that could harm our business. Changes to existing laws or the passage of new laws intended to address these privacy and data protection and retention issues could directly affect the way CTT does business or could create uncertainty on the Internet. This could reduce demand for CTT’s inventory, increase the cost of doing business as a result of litigation costs or increased inventory or delivery costs, or otherwise harm CTT’s business.

16.	Security of online transactions via the Internet and any security breaches will have a negative impact on CTT’s business.

The secure transmission of confidential information over public telecommunications facilities is a significant barrier to electronic commerce and communications on the Internet. CTT retains all pertinent data about a customer, including name, payment information, address and what they purchased. Many factors may cause compromises or breaches of security systems used by CTT and other Internet sites to protect proprietary information. A compromise of security on the Internet would materially negatively affect the use of the Internet for commerce and communications. This in turn would negatively affect CTT’s business. Circumvention of CTT’s security measures could result in misappropriation of its proprietary information or cause interruptions of CTT’s operations. Protecting against the threat of such security breaches may require CTT to expend significant amounts of capital and other resources. There can be no assurance that CTT’s security measures will prevent security breaches. Currently, CTT has no security features in place on its website, with the exception that CTT utilizes PayPal as a processor for credit cards.

CTT does not carry insurance against the risk of credit card fraud, so the failure to adequately control fraudulent credit card transactions could reduce CTT’s net revenues and its gross margin. CTT may in the future suffer losses as a result of orders placed with fraudulent credit card data even though the associated financial institution approved payment of the orders. If CTT is unable to detect or control credit card fraud, CTT’s liability for these transactions could negatively impact CTT’s business. To date, CTT has not been assessed any fines for chargebacks in the past, but chargebacks may arise in the future. CTT has taken measures to detect and reduce the risk of fraud, but these measures may not be effective. If these measures do not succeed, CTT’s business will suffer.

17.	CTT’s business will be adversely affected if the infrastructure of the Internet is unable to support demands placed on it by CTT’s business.

The success of commercial use of the Internet depends in large part upon the development and maintenance of the Internet’s infrastructure, including the development of complementary products such as various broadband technologies. The number of users of the Internet and the amount of traffic on the Internet have grown significantly and are expected to continue to grow, placing greater demands on the Internet's infrastructure. This infrastructure may not be able to support the demands placed on it by this continued growth without its performance or reliability being decreased. Any outages or delays in services could lower the level of Internet usage. In addition, the infrastructure and complementary products and services necessary to make the Internet a viable commercial marketplace may not develop. If usage of the Internet is curtailed due to infrastructure constraints or lack of complementary products, CTT expects an adverse impact on its business and revenues. Even if such infrastructure and complementary products and services do develop, there can be no guarantee that the Internet will become a viable commercial marketplace for products and services such as those offered by CTT.

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Risks associated with this offering:

18.	No public trading market for CTT’s common stock may develop and as a result you may not be able to resell your stock.

There is currently no public market for the shares of common stock of CTT. Therefore there is no central place, such as stock exchange or electronic trading system, to resell your shares. If you want to resell your shares, you will have to locate a buyer and negotiate your own sale. There can be no assurance that a liquid public market on a stock exchange or quotation system will develop, or be sustained after the offering. The lack of a liquid public market will reduce your ability to divest an investment in CTT.

19.	If and when CTT’s shares of common stock are listed for trading, any sale of a significant amount of CTT’s shares of common stock into the public market may depress CTT’s stock price.

Amit Sankhala, the sole officer and director of CTT, currently owns 8,634,168 shares of common stock, which represent 78.4% of the 11,017,101 issued and outstanding shares of common stock of CTT. All of Mr. Sankhala’s shares are restricted from trading. Mr. Sankhala is not registering any of his shares for resale in this registration and none of his shares have been previously registered for resale by Mr. Sankhala as a selling shareholder. Currently, there are 1,227,933 shares of common stock of CTT that are freely tradeable. There are no shares that are subject to Rule 144. The remaining 9,789,168 shares of common stock are restricted from trading. If CTT’s shares of common stock are listed for trading, Mr. Sankhala may sell in the future, large amounts of common stock into the public market over relatively short periods of time subject to Rule 144. Any sale of a substantial amount of CTT’s common stock in the public market by Mr. Sankhala may adversely affect the market price of CTT’s common stock. Such sales could create public perception of difficulties or problems with CTT’s business and may depress CTT’s stock price.

20.
Because CTT’s sole officer and director will own more than 50% of the outstanding shares after this offering, he will be able to decide who will be elected to the board of directors and you may not be able to elect any board member, which may lead to the entrenchment of management, and will also be able to impede or effect a change of control or a sale of assets.

Amit Sankhala, CTT’s sole director and officer, currently owns an aggregate 8,634,168 shares (78.4%) and has voting control of CTT. Holders of CTT’s shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of members of the board of directors, can elect all of the members to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of member to CTT’s board of directors. After the offering, assuming that all the shares offered are sold and that Mr. Sankhala does not acquire an interest in any of the offered shares, Mr. Sankhala will own 63.9% of the outstanding shares and will still have voting control of CTT. As a result, if Mr. Sankhala does not sell any of his shares, and regardless of the number of shares you may acquire, Mr. Sankhala will be able to set the number of directors to be elected and to elect all of the members of CTT’s board of directors, to control CTT’s business operations, and to entrench management.

Also, as a result of Mr. Sankhala having voting control of CTT, Mr. Sankhala has the ability to approve or defeat a change of voting control of CTT and to approve or reject any offer for the purchase and sale of CTT’s assets.

CTT is also afforded the protections of Section 203 of the Delaware General Corporation Law, which could delay or prevent a change in control of CTT or could impede a merger, consolidation, takeover or other business combination involving CTT or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of CTT.

21.	Subscribers to this offering will suffer immediate and substantial dilution.

Subscribers of the shares of common stock offered will suffer immediate and substantial dilution. As a result, you will pay a price per share that substantially exceeds the value of CTT’s assets after subtracting its liabilities. If all shares of the offering are subscribed for, the subscribers will contribute 55% of all subscription funds received by CTT since January 14, 2000, and 78% of all subscription funds received by CTT since May 17, 2004, but will own only 18.5% of the shares of common stock issued and outstanding. See “Dilution” on page for more information.

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22.	CTT does not expect to pay dividends in the foreseeable future.

CTT has never paid cash dividends on its shares of common stock and has no plans to do so in the foreseeable future. CTT intends to retain earnings, if any, to develop and expand its business operations.

23.	“Penny Stock” rules may make buying or selling CTT’s shares of common stock difficult, and severely limit the market and liquidity of the shares of common stock.

Trading in CTT’s shares of common stock is subject to certain regulations adopted by the SEC commonly known as the “penny stock” rules. If and when CTT’s shares of common stock are listed for trading, it is likely that the shares will trigger and be subject to the “penny stock” rules. These rules govern how broker-dealers can deal with their clients and “penny stocks”. The additional burdens imposed upon broker-dealers by the “penny stock” rules may discourage broker-dealers from effecting transactions in CTT’s securities, which could severely limit their market price and liquidity of CTT’s securities. See “Penny Stock rules” on page for more details. The penny stock markets have suffered in recent years from fraud and abuse arising from one or a few broker dealers controlling the market for a security, high pressure sales tactics used by boiler room practices, manipulation of prices through pre-arranged transactions followed by a large volume sale by broker dealers, misleading information be disseminated, and excessive mark-ups and undisclosed bid-ask differentials by selling broker dealers.

USE OF PROCEEDS

The following table shows the intended use of the proceeds of this offering, depending upon the number of shares sold. The offering is being made on a self-underwritten basis for a maximum of 2,500,000 shares of common stock. The offering price per shares is $0.10. The table below sets forth the use of proceeds if 20%, 40%, 60% and 100% of the offering is sold

	Gross offering proceeds
Shares sold	500,000	1,000,000	1,500,000	2,500,000
Gross proceeds	$50,000	$100,000	$150,000	$250,000
Offering expenses	$37,600	$37,600	$37,600	$37,600
Net proceeds	$12,400	$62,400	$112,400	$212,400
The net proceeds will be used as follows:
Project development	$8,400	$25,000	$50,000	$110,000
Marketing	$nil	$25,000	$40,000	$55,000
Debt repayment	$4,000	$10,000	$11,156	$11,156
Working capital	$nil	$2,400	$11,244	$36,244

The estimated offering expenses are comprised of: SEC filing fee - $100; transfer agent fees - $1,000; printing expenses - $500; EDGAR filing fees - $1,000; accounting and consulting fees - $10,000; and legal fees - $25,000.

Project development costs are comprised of website upgrades, server upgrades and unique online content. Unique online content will be media content such as ringtones or proprietary music that authorized users will be able to access via a secured password login. Also, these costs will include the costs incurred in developing and populating the website, expanding inventory and products on the website, and expanding the business operations.

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Marketing costs are comprised of online marketing charges, bulk directed email marketing to authorized users, PDF catalog development, and some print marketing for the wholesale market, along with any costs incurred in the development and implementation of CTT’s marketing and advertising strategy.

Debt in the past has been comprised primarily of repayment to Amit Sankhala for a loan repayment and for expense reimbursements. Currently, CTT owes Mr. Sankhala $9,900 for funds that were loaned to CTT for the acquisition of its domain name and for the purchase of inventory, and $1,256 for expense reimbursements. CTT issued a promissory note to Mr. Sankhala for the $9,900 debt, which is unsecured, non-interest bearing and due on demand. The debt for the expense reimbursements is also due on demand, unsecured and non-interest bearing. CTT may use the proceeds from this offering to pay these debts.

If only a portion of the offering is completed, the funds will be prorated accordingly.

If CTT is only able to raise $12,400 in net proceeds, those proceeds will be used for project development and a partial repayment of debt discussed above.

If CTT is only able to raise $62,400 in net proceeds, those proceeds will be used for project development, marketing and a partial repayment of debt discussed above, with only $2,400 to be allocated to working capital.

If CTT is only able to raise $112,400 in net proceeds, those proceeds will be used for project development, marketing and a partial repayment of debt discussed above, with only $7,400 to be allocated to working capital.

The projected expenditures shown above are only estimates or approximations and do not represent a firm commitment by CTT. To the extent that the proposed expenditures are insufficient for the purposes indicated, supplemental amounts required may be drawn from other categories of estimated expenditures, if available. Conversely, any amounts not expended as proposed will be used for general working capital.

CTT will amend the registration statement by post-effective amendment if there are any material changes to the use of proceeds as described above.

Working capital is the cost related to operating CTT’s office. It is comprised of telephone service, mail, stationary, administrative salaries, accounting, acquisition of office equipment and supplies, which CTT has estimated at $12,000 for one year and expenses of filing reports with the SEC, which CTT has estimated at $20,000 for one year. Any remaining working capital will be used for such things as bulk quantity acquisitions of inventory.

CTT will not receive any proceeds from the sale of shares of CTT’s common stock being offered by the selling security holders. If CTT fails to sell sufficient shares of common stock to cover the expenses of this offering, CTT’s President, Amit Sankhala, has agreed to advance funds necessary to pay all offering expenses.

DETERMINATION OF OFFERING PRICE

There is no established market price for CTT’s common stock. CTT has arbitrarily determined the initial public offering price of the shares of common stock at $0.10 per share. CTT’s sole director considered several factors in such determination, including the following:

! prevailing market conditions, including the history and prospects for the industry in which CTT competes;
! CTT’s future prospects; and
! CTT’s capital structure.

Therefore, the public offering price of the shares of common stock does not necessarily bear any relationship to established valuation criteria and may not be indicative of prices that may prevail at any time or from time to time in the future. Additionally, because CTT has no significant operating history and has not generated any revenues to date, the price of its shares of common stock is not based on past earnings, nor is the price of the shares of common stock indicative of current market value for the assets owned by CTT. No valuation or appraisal has been prepared for CTT’s business and potential business expansion. You cannot be sure that a public market for any of CTT’s securities will develop and continue or that the shares of common stock will ever trade at a price higher than the offering price in this offering.

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Based on the proposed offering price of $0.10 per share, CTT’s implied value is $1,351,710.

CTT is also registering for resale on behalf of selling security holders up to 2,382,933 shares of common stock. The shares of common stock offered for resale may be sold in a secondary offering by the selling security holders by means of this prospectus. The shares will be sold at a price of $0.10 per share. CTT will not participate in the resale of shares by selling security holders.

Holders

As at August 2, 2005, CTT had 11,017,101 shares of common stock issued and outstanding and 63 beneficial shareholders. There are no shares of preferred stock issued at this time.

Dividends

CTT has never paid cash dividends on its capital stock. CTT currently intends to retain any profits it earns to finance the growth and development of its business. CTT does not anticipate paying any cash dividends in the foreseeable future.

DILUTION

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of CTT’s arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by CTT’s existing stockholders.

As of December 31, 2004, the net tangible book value of CTT’s shares of common stock was a negative $43,881 or a $0.00 per share based upon 10,317,101 shares outstanding.

Upon completion of this offering, if 2,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $168,519 or approximately $0.01 per share. The net tangible book value of the shares held by CTT’s existing stockholders will be increased by $0.01 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.01 per share. CTT’s existing shareholders will incur an increase of $0.01 per share in the net tangible book value, which will be entirely attributable to the cash received from purchasers in this offering.

Upon completion of this offering, if 1,500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $68,519 or approximately $0.01 per share. The net tangible book value of the shares held by CTT’s existing stockholders will be increased by $0.01 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.01 per share. CTT’s existing shareholders will incur an increase of $0.01 per share in the net tangible book value, which will be entirely attributable to the cash received from purchasers in this offering.

Upon completion of this offering, if 1,000,000 shares are sold, the net tangible book value of the shares to be outstanding, will be $18,519 or approximately $0.00 per share. The net tangible book value of the shares held by CTT’s existing stockholders will be increased by $0.00 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.00 per share.

Upon completion of this offering, if 500,000 shares are sold, the net tangible book value of the shares to be outstanding, will be a negative $31,481 or approximately $0.00 per share. The net tangible book value of the shares held by CTT’s existing stockholders will be increased by $0.00 per share without any additional investment on their part. You will incur an immediate dilution from $0.10 per share to $0.00 per share.

After completion of this offering, if all of the 2,500,000 shares offered are sold, this will represent approximately 18.5% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $250,000, or $0.10 per share. CTT’s existing stockholders will own approximately 81.5% of the total number of shares then outstanding, for which they have made contributions of cash totaling $203,747 or approximately $0.01 per share, of which $133,747 of these cash contributions were received Slabsdirect.com, Inc. from investors in that company, prior to the inception of CTT Distributors Ltd. on May 17, 2004 and the merger with CTT on January 7, 2005, and the remaining $70,000 cash contribution was received by CTT from subscribers on July 13, 2005.

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After completion of this offering, if all of the 1,500,000 shares offered are sold, this will represent approximately 12.0% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $150,000, or $0.10 per share. CTT’s existing stockholders will own approximately 88.0% of the total number of shares then outstanding, for which they have made contributions of cash totaling $203,747 or approximately $0.01 per share, of which $133,747 of these cash contributions were received Slabsdirect.com, Inc. from investors in that company, prior to the inception of CTT Distributors Ltd. on May 17, 2004 and the merger with CTT on January 7, 2005, and the remaining $70,000 cash contribution was received by CTT from subscribers on July 13, 2005.

After completion of this offering, if all of the 1,000,000 shares offered are sold, this will represent approximately 8.3% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $100,000, or $0.10 per share. CTT’s existing stockholders will own approximately 91.7% of the total number of shares then outstanding, for which they have made contributions of cash totaling $203,747 or approximately $0.01 per share, of which $133,747 of these cash contributions were received Slabsdirect.com, Inc. from investors in that company, prior to the inception of CTT Distributors Ltd. on May 17, 2004 and the merger with CTT on January 7, 2005, and the remaining $70,000 cash contribution was received by CTT from subscribers on July 13, 2005.

After completion of this offering, if all of the 500,000 shares offered are sold, this will represent approximately 4.3% of the total number of shares then outstanding for which the subscribers will have made a cash investment of $50,000, or $0.10 per share. CTT’s existing stockholders will own approximately 95.7% of the total number of shares then outstanding, for which they have made contributions of cash totaling $203,747 or approximately $0.01 per share, of which $133,747 of these cash contributions were received Slabsdirect.com, Inc. from investors in that company, prior to the inception of CTT Distributors Ltd. on May 17, 2004 and the merger with CTT on January 7, 2005, and the remaining $70,000 cash contribution was received by CTT from subscribers on July 13, 2005.

The following table compares the differences of a subscriber’s investment in CTT’s shares of common stock with the investment of its existing stockholders.

Existing stockholders if all 2,500,000 shares sold

Offering price per share	$0.10
Net tangible book value per share before offering	($0.00)
Net tangible book value after offering	$0.01
Increase to present stockholders in net tangible book value per share after offering	$0.01
Capital contributions	$ 250,000
Number of shares before the offering held by existing stockholders	11,017,101
Number of shares outstanding after offering	13,517,101
Percentage of existing stockholders’ ownership after offering	81.5%

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Subscribers of shares in this offering if all 2,500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.09
Capital contributions	$ 250,000
Number of shares before the offering held by existing stockholders	11,017,101
Number of shares outstanding after the offering	13,517,101
Percentage of subscribers’ ownership after offering	18.5%

Subscribers of shares in this offering if only 1,500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.09
Capital contributions	$ 150,000
Number of shares before the offering held by existing stockholders	11,017,101
Number of shares outstanding after the offering	12,517,101
Percentage of subscribers’ ownership after offering	12.0%

Subscribers of shares in this offering if only 1,000,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.10
Capital contributions	$ 100,000
Number of shares before the offering held by existing stockholders	11,017,101
Number of shares outstanding after the offering	12,017,101
Percentage of subscribers’ ownership after offering	8.3%

Subscribers of shares in this offering if only 500,000 shares sold

Offering price per share	$0.10
Dilution per share	$0.10
Capital contributions	$ 50,000
Number of shares before the offering held by existing stockholders	11,017,101
Number of shares outstanding after the offering	11,517,101
Percentage of subscribers’ ownership after offering	4.3%

The shares offered for sale by the selling security holders are already issued and outstanding and, therefore, do not contribute to dilution.

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PLAN OF DISTRIBUTION

    CTT's Offering

CTT is offering up 2,500,000 shares of common stock on a self-underwritten basis. The offering price is $0.10 per share. There is no minimum number of shares of common stock that must be sold on behalf of CTT in order to accept funds and consummate investor purchases.

CTT will sell the shares in this offering through Amit Sankhala, its president and sole director. Mr. Sankhala will contact individuals and corporations with whom Mr. Sankhala has an existing or a pre-existing business or personal relationship and will attempt to sell them the shares being offered by CTT under this registration statement. Mr. Sankhala will not receive any commission from the sale of any shares. Mr. Sankhala will not register as broker/dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which persons associated with an issuer may participate in the offering of the issuer’s securities and not be deemed to be a broker/dealer. The conditions are that

1. The person is not statutory disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of his participation;
2. The person is not compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

3. The person is not at the time of their participation, an associated person of a broker/dealer;

4. The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) does not participate in selling and offering of securities for any issuer more than once every 12 months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Mr. Sankhala is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. Mr. Sankhala is and will continue to be CTT’s president and its sole director at the end of the offering and has not been during the last twelve months, and is currently not, a broker/dealers or associated with a broker/dealers. Mr. Sankhala has not during the last twelve months and will not in the next twelve months offer or sell securities for another issuer.

Only after CTT’s registration statement is declared effective by the SEC, does CTT intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered. CTT will not utilize the Internet to advertise its offering. Mr. Sankhala, on behalf of CTT, will also distribute the prospectus to potential investors at the meetings and to business associates and friends and relatives who are interested in CTT and a possible investment in the offering.

CTT intends to sell its shares inside the United States of America, Canada, the Phillippines and India, in jurisdictions where the sale of such shares is not prohibited and in compliance with the applicable laws of those jurisdictions. CTT will rely on the exemptions in those foreign jurisdictions that relate to or are similar to non-public offering exemptions and accredited investor exemptions.

Section 15(g) of the Exchange Act

CTT’s shares of common stock are covered by Section 15(g) of the Securities Exchange Act of 1934, and Rules 15g-1 through 15g-6 promulgated thereunder. These rules impose additional sales practice requirements on broker/dealers who sell CTT’s securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to broker/dealers, they do not apply to CTT.

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Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.

Again, the foregoing rules apply to broker/dealers. It is likely that trading in CTT’s securities is subject to the “penny stock” rules, even though the rules do not apply to CTT in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares. See “Penny Stock rules” below on page for more details.

Regulation M

CTT is subject to Regulation M of the Securities Exchange Act of 1934. Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities. Regulation M prohibits distribution participants and their affiliated purchasers from bidding for purchasing or attempting to induce any person to bid for or purchase the securities being distribute. See “Plan of Distribution” on page below for more information.

Offering Period and Expiration Date

This offering will start on the date of this prospectus and continue for a period of six months. CTT may extend the offering period for an additional 90 days, unless the offering is completed or otherwise terminated by CTT.

Procedures for subscribing

If you decide to subscribe for any shares in this offering, you must

1. complete, sign and deliver a subscription agreement, and

2. deliver a check or certified funds to “CTT International Distributors Inc.” for acceptance or rejection.

All checks for subscriptions must be made payable to “CTT International Distributors Inc.”.

Right to reject subscriptions

CTT has the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by CTT to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after CTT receives them by contacting the subscriber via telephone. If CTT receives an offer on a Friday, CTT will confirm its acceptance or rejection of the subscription by telephone over the weekend to comply with the 48 hour commitment. Within 10 days of accepting a subscription CTT will deliver via courier to the subscriber a copy of the accepted and signed subscription agreement and a share certificate representing the shares subscribed for.

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The following table sets forth the number of shares that may be offered for sale from time to time by the selling stockholders. The shares offered for sale constitute all of the shares known to us to be beneficially owned by the selling stockholders. None of the selling stockholders has held any position or office with us, except as specified in the following table. Other than the relationships described below, none of the selling stockholders had or have any material relationship with CTT.

Selling Stockholder	Shares Owned before Offering	Shares to be Offered	Shares Owned after Offering
Anna Liza Aman	150,000	150,000	0
John Barrington	20,000	20,000	0
Leonard P. Betz	1,600	1,600	0
Jagdeep Bhathal	20,000	20,000	0
James Bommarito	1,000	1,000	0
Vincent Bommarito	1,000	1,000	0
David Bremner	25,000	25,000	0
Nicholas Brown	25,000	25,000	0
Bruce Bruk	15,000	15,000	0
Karen Bruk (2)	15,000	15,000	0
Steven Bruk (1)	450,000	450,000	0
Joseph F. Buck	1,000	1,000	0
Susan C. Buescher Revocable Trust (3)	1,000	1,000	0
Brian L. Clark	1,000	1,000	0
Michael R. Crimmins	1,000	1,000	0
Angelito Dela Cruz	120,000	120,000	0
Stipe Dizdar	20,000	20,000	0
Kerri Enns	19,000	19,000	0
Lynne Enns	9,000	9,000	0
Roy Enns	9,000	9,000	0
Taryn Enns	12,000	12,000	0
Linda Getz	312,500	312,500	0
Emirita Hernandez	125,000	125,000	0
James E. Hullverson, Jr.	1,000	1,000	0
James E. Hullverson, Sr.	1,000	1,000	0

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Selling Stockholder	Shares Owned before Offering	Shares to be Offered	Shares Owned after Offering
Ali Hussain	26,000	26,000	0
Harry Joa	80,000	80,000	0
Cyrus Kashani	22,000	22,000	0
Annabelle Layugan	150,000	150,000	0
Robert Lee	25,000	25,000	0
Stephen M. Leshe	1,000	1,000	0
Kate MacLean	10,000	10,000	0
Gordon Moreland	17,000	17,000	0
Stuart Morrison	30,000	30,000	0
Katrina Mulberry	25,000	25,000	0
Michael Mulberry	25,833	25,833	0
Patrick Murphy	25,000	25,000	0
Richard Novis	100,000	100,000	0
Susan Novis	17,000	17,000	0
Tom Novis	13,000	13,000	0
Roger Placke	1,000	1,000	0
Pero Plavsic	25,000	25,000	0
David Pottinger	30,000	30,000	0
Christopher L. Powers	1,000	1,000	0
Jessika Prasad	35,000	35,000	0
Ria Reyes	155,000	155,000	0
Susan Semeniw	25,000	25,000	0
Abid Shah	18,000	18,000	0
Michael Shevchenko	23,000	23,000	0
Chris Suntrup	1,500	1,500	0
Craig Suntrup	1,500	1,500	0
Bernard Szewcyzk	25,000	25,000	0
Joan Szewcyzk	25,000	25,000	0
Tina Vanderhadden	30,000	30,000	0
John T. Walsh	1,000	1,000	0

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Selling Stockholder	Shares Owned before Offering	Shares to be Offered	Shares Owned after Offering
Thomas M. Walsh	1,000	1,000	0
Les Weinstein	20,000	20,000	0
Phyllis Weinstein	20,000	20,000	0
Scott Widham	1,000	1,000	0
Nina K. Wuestling & Richard Wuestling, IV TEN ENT (4)	1,000	1,000	0
Ninon Young	20,000	20,000	0
Total	2,382,933	2,382,933	0
(1) Mr. Bruk is the former sole director and the officer of CTT, who resigned as an officer and director in January 2005.
(2) Karen Bruk is the spouse of Steven Bruk, the former sole director and the officer of CTT.
(3) Susan Buescher controls the investment decision for this shareholder.
(4) Richard Wuestling IV controls the investment decision for this shareholder.

Of the total shares being offered by the selling stockholders, 1,227,933 shares of common stock were acquired by the selling stockholders in private placements with the former company, Slabsdirect.com, Inc. Next, 455,001 shares of common stock were acquired by the selling stockholders pursuant to the terms and conditions of a share exchange agreement dated December 29, 2004, with Slabsdirect.com, Inc. whereby Slabsdirect.com, Inc. agreed to issue 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of CTT Distributors Ltd. See Exhibit 10.1 – Share Exchange Agreement and “Recent Sale of Unregistered Securities” below for more details. Finally, the remaining 700,000 shares of common stock were acquired by the selling stockholders in a Reg S private placement with CTT.

All shares are beneficially owned by the registered shareholders. The registered shareholders each have the sole voting and dispositive power over their shares. There are no voting trusts or pooling arrangements in existence and no group has been formed for the purpose of acquiring, voting or disposing of the security.

None of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Some of the selling shareholders acquired their shares in a non-public offering that satisfied the provisions of Regulation D. Each of these selling stockholders also agreed, as set out in their respective subscription agreements and evidenced by the legend on their respective share certificates, that they could only resell these shares pursuant to a registration statement under the Securities Act of 1933 or pursuant to an exemption from registration under the Securities Act of 1933.

Other selling stockholders acquired their shares in a non-public offering that satisfied the provisions of Regulations S. Each of these selling stockholders also agreed, as set out in their respective subscription agreements and as evidenced by the legend on their respective share certificates, that they would not, within one (1) year after the original issuance of those shares, resell or otherwise transfer those shares except pursuant to an effective registration statement, or outside the United States in an offshore transaction in compliance with Rule 904, or pursuant to any other exemption from registration pursuant to the Securities Act, if available.

Plan of Distribution

The fixed offering price will be $0.10 per share. This offering price will remain fixed until and unless CTT’s shares of common stock are quoted or listed on a specified market. Non-affiliate selling stockholders will make their resales at the fixed price until CTT’s shares of common stock are quoted or listed on a specified market. Affiliate selling stockholders will make their resales at the fixed price for the duration of the offering. The shares will not be sold in an underwritten public offering. If the fixed price changes, CTT will file a post-effective amendment reflecting the change.

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The shares may be sold directly or through brokers or dealers. The methods by which the shares may be sold include:
• purchases by a broker or dealer as principal and resale by such broker or dealer for its account;
• ordinary brokerage transactions and transactions in which the broker solicits purchasers; and
• privately negotiated transactions.

CTT will not receive any of the proceeds from the sale of the shares being offered by the selling stockholders.

Brokers and dealers engaged by selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from selling stockholders (or, if any such broker-dealer acts as agent for the purchaser of such shares, from such purchaser) in amounts to be negotiated. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to such selling stockholder. Broker-dealers who acquire shares as principal may resell those shares from time to time in the over-the-counter market or otherwise at prices and on terms then prevailing or then related to the then-current market price or in negotiated transactions and, in connection with such resales, may receive or pay commissions.

The selling stockholders and any broker-dealers participating in the distributions of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933. Any profit on the sale of shares by the selling stockholders and any commissions or discounts given to any such broker-dealer may be deemed to be underwriting commissions or discounts. The shares may also be sold pursuant to Rule 144 under the Securities Act of 1933 beginning one year after the shares were issued.

CTT has filed the Registration Statement, of which this prospectus forms a part, with respect to the sale of the shares by the selling stockholders. There can be no assurance that the selling stockholders will sell any or all of their offered shares.

Under the Securities Exchange Act of 1934 and the regulations thereunder, any person engaged in a distribution of the shares of CTT’s common stock offered by this prospectus may not simultaneously engage in market making activities with respect to CTT’s common stock during the applicable “cooling off” periods prior to the commencement of such distribution. Also, the selling security holders are subject to applicable provisions that limit the timing of purchases and sales of CTT’s common stock by the selling security holders.

Regulation M, and Rules 100 through 105 under Regulation M, govern the activities of issuers, underwriters, and other persons participating in a securities offering and contain provisions designed to eliminate the risks of illegal manipulation of the market price of securities by those persons.

Regulation M proscribes certain activities that offering participants could use to manipulate the price of an offered security. Regulation M contains rules covering specific activities during a securities offering, including activities by the issuer or selling security holder and their affiliated purchasers, stabilization, transactions to cover syndicate short positions, and penalty bids, and short selling in advance of a public offering. Of particular importance to the selling stockholders, and potential purchasers of their shares being offered for resale, are Rule 102 and Rule 104.

Rule 102 applies only during a “restricted period” that commences one or five business days before the day of the pricing of the offered security and continues until the distribution is over. Rule 102 covers issuers, selling stockholders, and related persons. The rule allows issuers and selling stock holders to engage in market activities prior to the applicable restricted period. During the restricted period, Rule 102 permits bids and purchases of odd-lots, transactions in connection with issuer plans, and exercises of options or convertible securities by the issuer’s affiliated purchasers, and transactions in commodity pool or limited partnership interests during distributions of those securities.

Rule 104 regulates stabilizing and other activities related to a distribution. Rule 104 allows underwriters to initiate and change stabilizing bids based on the current price in the principal market (whether U.S. or foreign), as long as the bid does not exceed the offering price. Also, by providing for greater disclosure and record keeping of transactions that can influence market prices immediately following an offering, Rule 104 addresses the fact that underwriters now engage in substantial syndicate-related market activity, and enforce penalty bids in order to reduce volatility in the market for the offered security.

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CTT has informed the selling stockholders that, during such time as they may be engaged in a distribution of any of the shares CTT is registering by this Registration Statement, they are required to comply with Regulation M. Regulation M specifically prohibits stabilizing that is the result of fraudulent, manipulative, or deceptive practices.

It is strongly recommended that selling stockholders and distribution participants consult with their own legal counsel to ensure compliance with Regulation M.

LEGAL PROCEEDINGS

CTT is not aware of any pending litigation or legal proceedings and none is contemplated or threatened.

MANAGEMENT

Any director of CTT is elected by the stockholders to a term of one year and serves until his or her successor is elected and qualified. Any officer of CTT is appointed by the board of directors to a term of one year and serves until his successor is duly appointed and qualified, or until he is removed from office. The board of directors has no nominating, auditing or compensation committees.

The names, addresses, ages and positions of CTT’s sole officer and director is set forth below:

Name and Address	Age	Positions
Amit Sankhala Suite 203 6595 Willingdon Avenue Vancouver, British Columbia V5H 4E5 Canada	22
-  Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer and sole member of
CTT’s board of directors
- President, secretary and sole member of the board of directors of CTT Distributors Ltd.

Background of sole officer and director

Amit Sankhala - sole director and officer - Since December 2004, Mr. Sankhala had been the sole director and officer of CTT. Mr. Sankhala is currently a Political Science student attending Simon Fraser University. In 2001, Mr. Sankhala developed an internet marketing strategy for his tour company, Dynamic Tours Pvt. Ltd. Since May 2003, Mr. Sankhala has been an employee of Tiger Ventures Inc., which oversees operations of Dynamic Tours Pvt. Ltd. and Tiger Resorts Pvt. Ltd. Since 2003, Mr. Sankhala has been the Managing Director of Dynamic Tours Pvt. Ltd. of New Delhi, India, an organization established in 1983 that caters to wildlife, adventure and special interest tours in India, an organization which has two jungle lodges, located in Kanha National Park and Bandhavgarh National Park, which are both world renowned jungles for their tiger population.

Conflicts of interest

CTT thinks that its sole officer may be subject to conflicts of interest because the sole officer may not be able to devote all his time to CTT’s operations. Mr. Sankhala devotes 40 hours a week to CTT’s operations. Mr. Sankhala has no other obligations that prevent him from devoting his full time to CTT’s operations, with the exception that Mr. Sankhala studies for his political degree for 10 hours per week.

Code of Ethics

CTT has adopted a code of ethics that applies to all its executive officers and employees, including its CEO and CFO. A copy of CTT’s adopted code of ethics is attached to this registration statement. See Exhibit 99.3 – Code of Ethics for more information. Also, CTT’s code of ethics has been posted on its website at www.cheaperthanthem.com. CTT undertakes to provide any person with a copy of its code of ethics free of charge. Please contact Amit Sankhala at 604-733-2600 to request a copy of CTT’s code of ethics. Amit Sankhala believes CTT’s code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of code violations; and provide accountability for adherence to the code. However, Mr. Sankhala is currently the sole officer and director of CTT and also the sole compliance officer to oversee compliance with the Code of Ethics. As a result, Mr. Sankhala is in a conflict of interest when it comes to overseeing compliance of CTT’s Code of Ethics.

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EXECUTIVE COMPENSATION

Compensation was paid to CTT’s sole executive officer and director as follows:

Summary Compensation Table
		Annual Compensation			Long Term Compensation Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options / SAR’s (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Amit Sankhala CEO, CFO, President, Secretary, Treasurer, and Director Jan 2005 to present	2004 2003 2002	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a	nil n/a n/a
Steven Bruk CEO, CFO, President, Secretary, Treasurer, and Director Jan 2000 to Jan 2005	2004 2003 2002	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil nil	nil nil 5,094 (1)
(1) Represents consulting fees paid to CTT’s former sole executive officer and director.

Currently, there are no arrangements between CTT and Amit Sankhala as its sole director or between CTT Distributors Ltd. and Mr. Sankhala as its sole directors whereby Mr. Sankhala is compensated for any services provided as directors. Also, Mr. Sankhala does not receive any management fees from CTT at this time.

Indemnification

The Delaware General Corporation Law permits indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Part VIII of CTT’s By-laws provides that CTT may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in CTT’s best interest and has satisfied the applicable standard of conduct required to be satisfied under the Delaware General Corporation Law. CTT may advance expenses incurred in defending a proceeding, but only upon receipt by CTT of an undertaking, by or on behalf of such director, officer, employee, or agent, to repay all amounts so advanced unless it will ultimately be determined that such person is entitled to be indemnified under the By-laws or otherwise. To the extent that the officer or director is successful on the merits in a proceeding as to which he is to be indemnified, CTT must indemnify him against all expenses incurred, including attorney’s fees. CTT will indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was specifically authorized by the board of directors of CTT. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Delaware.

Regarding indemnification for liabilities arising under the Securities Act of 1933 that may be permitted to directors or officers under Delaware law, CTT is informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Related Transactions

No member of management, executive officer or security holder has had any direct or indirect interest in any transaction to which CTT was a party to, except for the following:

On December 29, 2004, CTT (formerly known as Slabsdirect.com, Inc.) entered into a share exchange agreement with CTT Distributors Ltd. and the shareholders of CTT Distributors Ltd. Under the terms of the share exchange agreement, CTT acquired 100% of CTT Distributors Ltd.’s stock from the shareholders of CTT Distributors Ltd. in exchange for the issuance by CTT of 455,001 shares of common stock to the shareholders of CTT Distributors Ltd. As a result of the transaction, CTT Distributors Ltd. became a wholly owned subsidiary of CTT.

Subsequent to the closing of the share exchange agreement, CTT entered into a stock purchase agreement dated December 29, 2004 with Steven Bruk, the former sole director and officer of CTT, whereby in consideration for the return of 450,000 shares of common stock of CTT and the forgiveness of $15,000 in debt owed to Mr. Bruk, CTT sold 100% of its interest in Slabsdirect.com Online (B.C.) Ltd., a wholly owned subsidiary of CTT, to Mr. Bruk. The 450,000 shares of common stock were returned to treasury. Mr. Sankhala approved the sale of CTT’s interest in Slabsdirect.com Online (BC) Ltd. as CTT has been unsuccessful in developing the business of Slabsdirect.com Online (BC) Ltd. CTT did not seek an independent appraisal of the value of Slabsdirect.com Online (BC) Ltd. prior to reaching the agreement with Mr. Bruk. Mr. Sankhala believed that it was in the best interest of CTT to focus on the development of the business of CTT. See Exhibit 10.2 - Stock Purchase Agreement for more details.

Also, on December 29, 2004, Amit Sankhala and Steven Burk entered into a stock purchase agreement whereby Mr. Bruk sold 8,634,167 shares of common stock pursuant to the terms and conditions of that agreement. Mr. Sankhala paid $25,000 to Mr. Bruk for the purchase of the shares. See Exhibit 10.3 - Stock Purchase Agreement for more details.

Transactions with Promoters

Amit Sankhala is the sole promoter of CTT. Mr. Sankhala is the only person who has taken an initiative in founding and organizing CTT’s business. Mr. Sankhala has not received anything of value from CTT, nor is Mr. Sankhala entitled to receive anything of value from CTT, for services provided as a promoter. However, if sufficient proceeds are raised in CTT’s offering, Mr. Sankhala may receive payment in the amount of $11,156 for outstanding debts owed to him.

PRINCIPAL STOCKHOLDERS

The following table sets forth, as of the date of this prospectus, the total number of shares of common stock owned beneficially by Amit Sankhala, the sole director, officer and key employee, individually and as a group, and the present owners of 5% or more of CTT’s total outstanding shares. The stockholder listed below has direct ownership of his shares and possesses sole voting and dispositive power with respect to the shares.

Title of class	Name and address of beneficial owner	Number of shares beneficially owned (1)	Percent of class (2)
Shares of common stock	Amit Sankhala Suite 203 6595 Willingdon Avenue Vancouver, British Columbia V5H 4E5 Canada	8,634,168	78.4%
	All officers and directors as a group (1 person)	8,634,168	78.4%

(1)	The listed beneficial owner has no right to acquire any shares within 60 days of the date of this Form SB-2 from options, warrants, rights, conversion privileges or similar obligations.
(2)	Based on 11,017,101 shares of common stock issued and outstanding as of the date of this Form SB

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DESCRIPTION OF SECURITIES

CTT’s authorized capital stock consists of 30 million shares of common stock with a par value $0.0001 per share and five million shares of preferred stock with a par value of $0.0001 per share.

No shareholder approval is required for the issuance of CTT’s securities, including shares of common stock, shares of preferred stock, stock options and share purchase warrants.

As provided by Section 3 of Article V of the Bylaws of CTT, all transfers of shares require the written approval of the board of directors before being made effective only if CTT is not reporting with the United States Securities & Exchange Commission or becomes a non-reporting issuer. Currently, CTT is reporting with the United States Securities & Exchange Commission and this section of the Bylaws currently does not apply.

Also, both Article V(c) 3. of the Articles of CTT and Section 2 of Article V of the Bylaws of CTT provide that the directors may restrict the transfer of shares by (1) giving CTT or any stockholder first right of refusal to purchase the stock, (2) making the stock redeemable, and (3) restricting the transfer under such terms and conditions as the directors deem necessary and as are not inconsistent with CTT’s Certificate of Incorporation and the applicable laws. As a result, the directors currently have the ability to delay, defer, or prevent a change of control. The directors can restrict the transfer of shares at their discretion. Normally, the directors will restrict the transfer of shares in compliance with the rules and regulations of the United States Securities & Exchange Commission such as Rule 144 and have a restrictive trading legend placed on share certificates. Also, the directors may restrict the transfer of share if the shares have not been fully paid for or if there is a dispute as to who the owner of the shares is.

CTT’s Certificate of Incorporation and By-laws and the applicable statutes of the State of Delaware provide a more complete description of the rights and liabilities of holders of CTT’s capital stock. Provisions as to the modifications, amendments or variation of such rights or provisions are contained in the Delaware General Corporation Law and CTT’s By-laws.

Common stock

The holders of CTT’s common stock:

•	have equal ratable rights to dividends from funds legally available if and when declared by CTT’s board of directors;
•	are entitled to share ratably in all of CTT’s assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of CTT’s affairs;
•	do not have preemptive, subscription or conversion rights;
•	do not have any provisions for purchase for cancellation, surrender or sinking or purchase funds or rights;
•
may be restricted from transferring the shares by the board of directors by giving CTT or the holder a first right of refusal to purchase the stock, by making the stock redeemable, or by restricting the transfer of the stock under such terms and in such manner as the board of directors may deem necessary and as are not inconsistent with the laws of the State of Delaware; and

•	are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.

All shares of common stock now outstanding are fully paid for and non-assessable.

Non-cumulative voting

Holders of shares of CTT’s common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of CTT’s directors.

Cash dividends

As of the date of this prospectus, CTT has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of CTT’s board of directors and will depend upon CTT’s earnings, if any, its capital requirements and financial position, its general economic conditions, and other pertinent conditions. It is CTT’s present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in its business operations.

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Preferred Stock

No shares of preferred stock are currently issued and outstanding.

CTT’s Certificate of Incorporation provides that its board of directors has the authority to fix by resolution the designations, powers, rights, preferences, qualifications, restrictions, and limitations of the preferred stock. As CTT’s board of directors has authority to establish the terms of, and to issue, the preferred stock without stockholder approval, the preferred stock could be issued to defend against any attempted takeover of CTT. The relative rights and privileges of holders of common stock may be adversely affected by the rights of holders of any series of preferred stock that CTT may designate and issue in the future.

DESCRIPTION OF BUSINESS

General

CTT International Distributors Inc. (“CTT”) is a holding company merged under the laws of the State of Delaware on January 7, 2005. CTT was formed by the merger of Slabsdirect.com, Inc. and CTT International Distributors Inc. Slabsdirect.com, Inc. was incorporated under the laws of the State of Delaware on January 14, 2000. CTT International Distributors Inc. was incorporated under the laws of the State of Delaware on November 1, 2004. As part of the merger, the Articles of Slabsdirect.com, Inc. were adopted as the Articles of CTT.

CTT has one subsidiary, CTT Distributors Ltd., which is the operating company and was incorporated under the laws of the Province of British Columbia on May 17, 2004. CTT Distributors Ltd. is a wholly-owned subsidiary of CTT.

Pursuant to a share exchange agreement dated December 29, 2004, Slabsdirect.com, Inc. agreed to issue 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of CTT Distributors Ltd. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. See Exhibit 10.1 – Share Exchange Agreement for more details.

Prior to the acquisition of CTT Distributors Ltd., Slabdirect.com, Inc.’s sole asset consisted of ownership of a 100% interest in the issued and outstanding capital stock of Slabsdirect.com Online (BC) Ltd., a company incorporated in the Province of British Columbia, Canada. Slabsdirect.com Online (BC) Ltd. has been unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry. Slabsdirect.com, Inc. disposed of its interest in Slabsdirect.com Online (BC) Ltd. to the former president of Slabsdirect.com, Inc. pursuant to the stock purchase agreement dated December 29, 2004. See Exhibit 10.2 – Stock Purchase Agreement for more details.

CTT maintains its statutory registered agent’s office at 3511 Silverside Road, Suite 105, Wilmington, Delaware and its business office is located at 1145 West 7th Avenue, Vancouver, British Columbia, V6H 1B5, Canada. CTT’s office telephone number is (604) 733-2600.

CTT is in the e-commerce business and provides non-branded computer and electronic merchandise at discount prices to the internet consumer through its website www.cheaperthanthem.com. The website was designed and is maintained by CTT’s sole officer and director, Amit Sankhala. Mr. Sankhala does not charge CTT for maintaining the website. The website is hosted by Ezyra E-Business services, an unrelated party, which charges CTT an annual fee of $372 to host the website.

Products and Services

CTT has a direct business, in which it buys and takes possession of excess electronic and computer inventory for resale (the “Direct Business”). In addition, CTT has a fulfillment business associate, in which CTT facilitates the sale of merchandise of other retailers, cataloguers or manufacturers (collectively “Fulfillment Associates”) through the website (the “Fulfillment Business”).

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For both the Direct Business and Fulfillment Business, CTT has developed a consumer and a wholesaler sales channel. Therefore, CTT’s business consists primarily of four combinations of these components: direct consumer, direct wholesaler, fulfillment business consumer and fulfillment business wholesaler. Wholesale purchases make up over 80% of CTT’s revenues to date. Direct sales to consumers are 20%. Retail goods are marked up by a margin of 50% and higher. Wholesale customers are charged 10-20% above cost depending on the volumes they order. There is no wholesaler agreement that CTT uses as sales are strictly volume based. CTT currently serves four wholesale clients.

CTT utilizes the Internet to create a more efficient market for liquidation computer and electronic merchandise. CTT provides consumers and businesses with quick and convenient access to non-branded computer and electronic merchandise at discount prices.

CTT’s sales have come from the United States, Canada, and the United Kingdom. CTT has no geographical difficulties with processing global orders, and only accepts cash and credit cards within North America, or money orders from international orders to mitigate charge-back risk.

CTT’s objective is to leverage the Internet to become the dominant closeout solution for holders of non-branded computer and electronic merchandise. CTT is pursuing this objective through the following key strategies:

! CTT intends to source its products from lower cost jurisdictions, primarily in Asia.
! CTT offers a 30-day money back guarantee on all products. Customers pay for shipping on purchases and returns. If returned, the item is checked for damage and repackaged if sound.
! Management believes that by utilizing targeted online campaigns such as banner ad and e-mail campaigns, the results of which CTT is able to quantify, it will be able to keep its per customer acquisition costs low.
! Management believes it offers its wholesale customers a compelling opportunity for purchasing bulk inventory online at low prices with high-quality service.

Management believes that closeout electronic and computer merchandise is typically available in inconsistent quantities and prices and often is only available to consumers after it has been purchased and resold by disparate liquidation wholesalers. Management believes that the traditional liquidation market for computer and electronic products is therefore characterized by fragmented supply and fragmented demand. CTT is utilizing the Internet to aggregate both supply and demand and create a more efficient market for liquidation of electronic and computer merchandise. Although CTT currently only offers MP3 players and MP3 accessories, it intends to expand its products to include other computer and electronic products after it has raised sufficient funds to do so. CTT cannot provide any guarantees of its ability to raise financing.

Direct Business

CTT’s Direct Business involves buying and taking possession of inventory for resale. CTT currently offers MP3 players and an FM transmitter accessory for MP3 players on the website. CTT intends to become an online retailer offering various discount, non-branded electronic and computer merchandise for sale over the Internet. CTT will offer its customers an opportunity to shop for bargains conveniently, while offering its suppliers an alternative inventory liquidation distribution channel. CTT expects to add new, limited inventory products to the website in order to create an atmosphere that encourages customers to visit frequently and purchase products before its inventory sells out.

CTT sources merchandise from Mr. Sankhala’s frequent trips to Asia. CTT’s three suppliers are currently from Taiwan and China. CTT’s supply agreements are simply purchase orders to the supplier. There are no contractual obligations, the higher the volume purchased, the lower CTT’s costs. CTT holds merchandise for usually 90 days. CTT has the right to return defective merchandise within a one year period. CTT does not offer any extended warranties on products.

Fulfillment Business

CTT also has a Fulfillment Business where CTT sells merchandise of Fulfillment Associates through the website. CTT manages the orders collected for the Fulfillment Associates through the website and forwards the orders on to the Fulfillment Associate, who then fills the order. The Fulfillment Associates perform essentially the same operations as a warehouse: order picking and shipping. From a customer’s point of view, shipping from CTT or from the warehouse of one of these Fulfillment Associates is indistinguishable. CTT also utilizes a secured warehouse of one of its Fulfillment Associates located at Unit 110, 4471 - #6 Road, Richmond, British Columbia.

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CTT currently has a business relationship with three Fulfillment Associates. The three Fulfillment Associates are RJTech, Inc., LTP Tech and Shian Wang. In the fulfillment component of its business, CTT does not physically handle the merchandise it sells for the Fulfillment Associates, as the merchandise was shipped directly by them. The Fulfillment Associate also handles all customer returns.

Manufacturers and retailers traditionally hold inventory to buffer against uncertain demand within their normal, “inline” sales channels. Inline sales channels are manufacturers’ primary distribution channels, which are characterized by regularly placed orders by established retailers at or near wholesale prices. In recent years, several dynamics have shifted inventory risk from retailers to manufacturers, including:

! dominant retailers insist on just-in-time deliveries from manufacturers;
! dominant retailers often cancel orders mid-production and return unsold merchandise;
! style, color, or model changes can quickly turn inventory into closeout merchandise;
! incorrect estimates of consumer demand that can lead to overproduction; and
! changes in a retailer financial situation or strategy results in cancelled orders.

The disposal of excess, or overstock, inventory represents a substantial burden for many manufacturers. Manufacturers seek to avoid liquidating through traditional retail channels where the manufacturer’s discounted products may be sold alongside other full-price products. This can result in weaker pricing and decreased brand strength, and is known as channel conflict or sales channel pollution. As a result, many manufacturers turn to liquidation wholesalers and discount retailers. These liquidation channels provide manufacturers limited control of distribution and are, management believes, unreliable and expensive to manage when compared with their inline channels.

Fulfillment Business differs from Direct Business in that CTT remits payment to its Fulfillment Associates by company check on industry standard terms of 2% on 30 days. Margins for the Fulfillment Business are lower than the Direct Business.

Distribution of Products and Services

When customers place orders on the website, orders are fulfilled either by a Fulfillment Associate or directly from CTT’s supplier’s warehouse located in Richmond, British Columbia. CTT’s merchandise is stored at CTT’s supplier’s secured warehouse, which is insured and secured. They charge CTT $0.05 cents per unit for storage and insurance that they sell CTT. This saves CTT the expense of storing the merchandise itself.

CTT monitors both sources for accurate order fulfillment and timely shipment. Through the website, orders are relayed to the warehouse management system throughout each day, and the warehouse management system in turn confirms to the shipment of each order. CTT advertises a standard of shipping within two business days of order placement, but most orders ship within one business day. CTT currently charges $10.00 for basic ground shipping, but customers can choose from various expedited shipping services at their expense. CTT offers a 30-day money back guarantee on all products. Customers pay for shipping on both purchases and returns. If returned, the item is checked for damage and repackaged if sound. The manufacturer is responsible for all defective merchandise for one year. Customers e-mail CTT and CTT responds as such. CTT endeavors to respond within 5 business hours of receiving an e-mail from a customer.

Market

The primary and initial target market for CTT’s products is currently males between the ages of 21 and 45, who desire the best quality electronic products for their entertainment. These consumers tend to have a high level of product knowledge and usually know specifically what they are searching for. Currently it is a challenge for them to access high-performance but inexpensive electronic products and components that are manufactured in Asia.

Secondly, once CTT has the capital to do so, CTT intends to also cater to the impulse purchaser by providing an entertaining website focusing on lifestyle fulfillment, not merely the fulfillment end of a warehouse type environment.

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Thirdly, as a part of CTT’s marketing plan and subject to the availability of capital, CTT intends to develop strategic Internet alliances with several companies that are offering e-engine software that will assist CTT in operating an online e-commerce site. CTT is currently in the process of creating relationships with the webmasters of various strategic sites on the Internet in order to drive traffic and sales on the website. These relationships may include reciprocal hyperlinks, banner ads or profiles on these sites.

Fourthly, CTT plans to target more Fulfillment Associates and create a business relationship with those Fulfillment Associates. Despite the challenges encountered by manufacturers in the liquidation market, the proliferation of outlet malls, wholesale clubs and discount chains is evidence of the strong level of consumer demand for discount and closeout merchandise. However, consumers face several difficulties in shopping for closeout and overstock merchandise. For example, many traditional merchandise liquidation outlets are located in remote locations and have limited shopping hours, which management believes makes shopping burdensome and infrequent for many consumers. In addition, the space available in a traditional merchandise liquidation outlet constrains the number of products that a traditional merchandise liquidation outlet can offer at any given time.

However, management believes that the market for online liquidation is still early in its development and is characterized by only a limited number of competitors, some of which utilize an auction model to price their goods. Furthermore, management believes that there are no dominant companies in the online liquidation market, and many of the companies that do offer overstock or liquidation merchandise are focused on single product lines.

Lastly, small retailers are under competitive pressure from large national retailers. Small retailers generally do not have purchasing leverage with manufacturers; consequently, they are more likely to pay full wholesale prices and are more likely to receive inferior service. Management believes that small retailers generally do not have access to the liquidation market because liquidation wholesalers are most often interested in liquidating large volumes of merchandise, rather than the small quantities appropriate for small, local retailers.

Principal Suppliers

CTT is not dependent on any single supplier for its products. CTT’s products are supplied by a variety of manufactures, liquidation wholesalers, and Fulfillment Associates. CTT currently utilizes three Fulfillment Associates because of choice and relationship to CTT and product mix. The three Fulfillment Associates are RJTech, Inc., LTP Tech and Shian Wang.

CTT is not reliant on any one supplier. CTT sources its products from China and utilizes LTP Tech in North America as its only supplier. CTT elects not to use other suppliers as LTP Tech is able to supply the products that CTT requires at this time and LTP Tech offers CTT the best price points. CTT has dozens of other suppliers that it could utilize, if needed.

CTT has three manufacturer relationships and two liquidator relationships that it maintains. Mr. Sankhala frequently travels to Asia where he meets with manufacturers and liquidators in Hong Kong. There are no exclusivity contracts with any supplier or liquidator.

Technology and Intellectual Property

CTT uses its internally developed website and a combination of proprietary technologies and commercially available licensed technologies and solutions to support its operations. CTT uses the services of Telus Communications to obtain connectivity to the Internet at a cost of CDN$43 per month. There is no connectivity agreement or license with Telus Communications. Telus Communications is providing a simple business service. CTT currently stores its data on an Access database cluster using Dell server system computer hardware. Currently, CTT uses two Dell servers for the website, which are connected to its database.

CTT regards its domain name and website as critical to its success. CTT relies on a combination of laws and contractual restrictions with its employees, customers, suppliers, affiliates and others to establish and protect its proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use CTT’s intellectual property without authorization. In addition, CTT cannot assure you that others will not independently develop similar intellectual property.

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From time to time, CTT may be subject to legal proceedings and claims in the ordinary course of its business, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties by CTT. These types of claims could result in increased costs of doing business through legal expenses, adverse judgments or settlements or require CTT to change its business practices in expensive ways. In addition, litigation could result in interpretations of the law that require CTT to change its business practices or otherwise increase its costs. Currently, CTT does not have any insurance coverage for any potential liabilities. In the future, if it is affordable, CTT may obtain general liability insurance.

Also, third parties may recruit CTT employees who have had access to CTT’s proprietary technologies, processes and operations. These recruiting efforts expose CTT to the risk that such employees will misappropriate CTT intellectual property.

Additional litigation may be necessary in the future to enforce CTT’s intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others. Any litigation, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could materially harm CTT’s business.

Competition

CTT’s products and services compete with other online retailers and traditional liquidation brokers, some of which may specifically adopt CTT’s methods and target its customers. CTT currently competes with a variety of companies that can be divided into several broad categories:

! online liquidation retailers such as Overstock.com;
! online retailers with discount departments such as Amazon.com, Inc., eBay, Inc. and Buy.com, Inc.; and
! traditional retailers and liquidators such as Sears Inc., Walmart Stores, Inc. and Best Buy Inc.

CTT also face potential competition from Internet companies not yet focused on the liquidation market, and from retail companies not yet operating online. CTT is unable to anticipate which other companies are likely to offer services in the future that will compete with the services it provides.

In addition, many of CTT’s current and potential competitors have greater brand recognition, longer operating histories, larger customer bases and significantly greater financial, marketing and other resources than CTT, and may enter into strategic or commercial relationships with larger, more established and well-financed companies. Some of CTT’s competitors could enter into exclusive distribution arrangements with CTT vendors and deny CTT access to their products, devote greater resources to marketing and promotional campaigns and devote substantially more resources to their web site and systems development than CTT. New technologies and the continued enhancement of existing technologies also may increase competitive pressures on CTT. CTT cannot assure you that it will be able to compete successfully against current and future competitors or address increased competitive pressures.

CTT’s principal competitors are (listed in alphabetical order): Best Buy, Buy.com, Circuit City, CNET, CompUSA, Computer Discount Warehouse, Dell, Electronics Boutique, Fry’s Electronics, Gamestop, Gateway, The Good Guys, Hewlett Packard, IBM, MicroWarehouse, Overstock.com, PC Connection, PCMall.com, Radio Shack, Tech Depot, Tiger Direct, Tweeter Home Entertainment, and uBid. Other competitors of CTT include any major wireless carrier, and any retailer of computer and consumer electronic products. The market shares of these competitors are difficult to ascertain as there are no global statistics kept on all companies by electronics categories.

The online liquidation services market is new, rapidly evolving, intensely competitive and has relatively low barriers to entry, as new competitors can launch new web sites at relatively low cost. CTT believe that competition in the online liquidation market is based predominantly on (1) price, (2), product quality and selection, (3) shopping convenience, and (4) customer service.

CTT provides manufacturers of electronic and computer products with a one-stop liquidation channel to sell both large and small quantities of excess and closeout inventory without disrupting sales through traditional channels. Key advantages for manufacturers liquidating their excess inventory through CTT include:

! Resolution of channel conflict. Channel conflicts arise when a manufacturer’s excess inventory is sold through the same channel as their other product offerings. Since excess inventory is usually sold at a discount, sales of the manufacturer’s other product offerings may be impacted as a consumer in a retail store may opt for the excess product or become confused by the pricing and model discrepancies. By using CTT, management believes manufacturers have an alternative and independent channel where they can sell excess inventory without the fear of hindering the sale of their other products.

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! Single point of distribution. Manufacturers often use multiple liquidation sources to clear their excess inventory. Multiple sources create additional logistics issues that they would rather avoid. By using CTT, manufacturers have a single source for the distribution of excess inventory.
! Improved control of distribution. By using CTT, manufacturers can monitor what kind of customer, whether individual consumer or small retailer, ultimately purchases their merchandise. In addition, a manufacturer can request that its products be offered in only one of its sales channels in order to avoid sales channel pollution.
! Improved transaction experience. By having a reliable inventory clearing channel, manufacturers are able to more quickly and easily dispense of their excess merchandise.

CTT also offers consumers a compelling alternative for bargain shopping. Key advantages for consumers include convenient access on a secure site and responsive customer care. CTT has developed a secure e-commerce site that has industry standard encryption, but has elected to use PayPal as a processor for credit cards for ease of transaction. CTT also offers small businesses and retailers a compelling method for obtaining products for resale. CTT believes that small businesses and retailers can secure lower prices and better service through CTT than they typically receive from manufacturers or other distributors. Management believes CTT is able to offer these advantages because, unlike many small businesses and retailers, CTT will have the ability to access the liquidation market to buy merchandise in bulk quantities for which it often receives volume-based price discounts provided CTT has sufficient working capital to make these type of acquisitions. Accordingly, CTT has designed it shipping and receiving operations with the flexibility to accommodate both the receipt of large shipments of inventory purchases, and the distribution of bulk loads to its small business customers. CTT receives all shipments to its Fulfillment Associate and manufacturer in Richmond, British Columbia. As stated, this supplier has secured warehouse facilities and as such CTT has no logistical issues. CTT’s products are small in size and as such 100 units can fit into a four square foot box. The largest order that CTT received and shipped to date was its FM receiver line where 500 units were received and 400 units were shipped.

Regulations

CTT is subject to general business regulations and laws, as well as regulations and laws specifically governing the Internet and e_commerce. Currently, other than business and operations licenses applicable to most commercial ventures and the standard consumer protection laws, CTT is not required to comply with any extraordinary regulations for its business operations. As a result of doing business through the Internet in many jurisdictions, CTT must comply with many laws and regulations that deal with taxation, advertising, consumer protection, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, broadband residential Internet access, and the characteristics and quality of products and services.

CTT is subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards conducting business on the Internet. However, due to the increasing popularity and use of the Internet, many laws and regulations relating to the Internet are being debated at the state and federal levels. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy could also harm CTT’s business. For example, United States and foreign laws regulate CTT’s ability to use customer information and to develop, buy and sell mailing lists. The vast majority of these laws was adopted prior to the advent of the Internet, and do not contemplate or address the unique issues raised thereby. T hose laws that do reference the Internet, such as the Digital Millennium Copyright Act and the CAN_SPAM Act of 2003, are only beginning to be interpreted by the courts and their applicability and reach are therefore uncertain. These current and future laws and regulations could harm CTT’s business, results of operation and financial condition.

However, there can be no assurance that current or new laws or regulations will not, in the future, impose additional fees and taxes on CTT and its business operations. Any new laws or regulations relating to the Internet or any new interpretations of existing laws could have a negative impact on CTT’s business and add additional costs to CTT’s business operations.

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Currently, CTT only operates in British Columbia and has no nexus to any State. Accordingly, CTT is not required to collect or remit any tax on its transactions with consumers, with the exception of the 7% sales tax charged to British Columbia consumers and the 7% goods and service tax charged to consumers residing in Canada.

Websites are not currently subject to direct federal laws or regulations applicable to access, content or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet covering issues such as:
! user privacy
! freedom of expression
! pricing
! content and quality of products and services
! taxation
! advertising
! intellectual property rights
! information security

The adoption of any such laws or regulations might decrease the rate of growth of Internet use, which in turn could decrease the demand for CTT’s products and services, increase the cost of doing business, or in some other manner have a negative impact on CTT’s business, financial condition and operating results. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

Additionally, in response to concerns regarding “spam” (unsolicited electronic messages), “pop-up” web pages and other Internet advertising, the federal government and a number of states have adopted or proposed laws and regulations that would limit the use of unsolicited Internet advertisements. While a number of factors may prevent the effectiveness of such laws and regulations, the cumulative effect may be to limit the attractiveness of effecting sales on the Internet, thus reducing the value of CTT’s business operations. Currently, CTT does not “spam” and there are no laws or regulations governing Internet advertising that have a negative impact on CTT’s business.

Also, several telecommunications companies have petitioned the Federal Communications Commission to regulate Internet service providers and on-line service providers in a manner similar to long distance telephone carriers and to impose access fees on those companies. This could increase the cost of transmitting data over the Internet.

Finally, CTT has adopted a code of ethics (the “Code”) that is applicable to every officer, director, employee and consultant of the company and its affiliates. The Code reaffirms the high standards of business conduct required of all employees. The Code is part of CTT’s continuing efforts to (1) ensure that it complies with all applicable laws, (2) have an effective program in place to prevent and detect violations of law, and (3) educate and train its employees to be aware and understand ethical business practices. In most circumstances, the Code sets standards that are higher than the law requires.

Employees and Employment Agreements

Currently, CTT has no employees and CTT does not intends to hire third party independent contractors to provide services to CTT. Mr. Sankhala, the sole officer and director, is responsible for all the business operations of CTT. Mr. Sanhkala’s duties include website maintenance, all corporate governance, order processing and shipping, and all other business tasks related to the products and to CTT.

At present, CTT’s sole officer and director does not have an employment agreement with CTT. CTT presently does not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, CTT may adopt plans in the future. There are presently no personal benefits available to any employees.

CTT has also adopted eight corporate values to provide a framework for all employees in conducting themselves in their jobs. These values are not intended to substitute for the Code, but will serve as guidelines in helping the employees to conduct CTT’s business in accordance with the Code.

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The Code is not intended to cover every possible situation in which an employee may find himself or herself. It is meant to give each employee the boundaries within which CTT expects each employee to conduct himself or herself while representing CTT. An employee may find himself or herself in a situation where there is no clear guidance given by the Code. If that occurs, return to the objective stated below: common sense, good judgment, high ethical standards and integrity, and refer to CTT’s values. In addition, there are many resources upon which an employee may rely, including the president.

MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This section of the prospectus includes a number of forward-looking statements that reflect CTT’s current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project, and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this prospectus. These forward-looking states are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or CTT’s predictions.

Overview

CTT is a start-up, development stage company and has not generated any significant revenues from its e-commerce business operations nor has it raised any funds by way of equity in the past three years.

CTT was incorporated under the laws of the State of Delaware on January 14, 2000 as Slabsdirect.com, Inc. On January 7, 2005, the former sole director and officer of CTT resigned and the current sole director and officer, Amit Sankhala was appointed. Until January 7, 2005, Slabsdirect.com, Inc. was an online auction marketplace for natural stone products, equipment and related items with no operations, no revenues, no financial backing and few assets. On January 7, 2005, CTT merged with Slabsdirect.com, Inc. and became the parent company to CTT Distributors Ltd.

On December 29, 2004, Slabsdirect.com, Inc. agreed to issue 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of CTT Distributors Ltd. See Exhibit 10.1 – Share Exchange Agreement for more details. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. The consolidated financial statements include the accounts of CTT since the reverse merger (December 29, 2004) and the historical accounts of CTT Distributors Ltd. since the date of its inception, May 17, 2004. All significant intercompany balances and transfers have been eliminated in consolidation.

Prior to the acquisition of CTT Distributors Ltd., Slabdirect.com, Inc.’s sole asset consisted of ownership of a 100% interest in the issued and outstanding capital stock of Slabsdirect.com Online (BC) Ltd., a company incorporated in the Province of British Columbia, Canada. SlabsOnline has been unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry. CTT disposed of its interest in Slabsdirect.com Online (BC) Ltd. to the former president of Slabsdirect.com, Inc. pursuant to the stock purchase agreement dated December 29, 2004. See Exhibit 10.2 – Stock Purchase Agreement for more details.

CTT’s financial statements contained in this prospectus have been prepared on a going concern basis, which assumes that CTT will be able to realize its assets and discharge its obligations in the normal course of business. CTT incurred net losses for the period from inception of May 17, 2004 to March 31, 2005 of $70,275.

CTT’s auditors have provided an explanatory note in its financial statements that indicates that CTT is an initial development stage company and CTT’s ability to continue as a going concern is dependent on raising additional capital to fund future operations and ultimately to attain profitable operations. This means that CTT’s auditors believe there is substantial doubt that CTT can continue as an on-going business for the next twelve months unless CTT obtains additional capital to pay its bills. This is because CTT has not generated any significant revenues and no earnings are anticipated until CTT’s business operations become profitable.

CTT did earn $30,789 in revenues for the fiscal year ended December 31, 2004 and $1,000 in revenues for the three-month period ended March 31, 2005. However, CTT’s auditors’ report on its 2004 financial statements contained an explanatory paragraph that states that due to recurring losses since inception and negative cash flows substantial doubt exists as to CTT’s ability to continue as a going concern. CTT’s financial statements included in this prospectus have been prepared without any adjustments that would be necessary if CTT becomes unable to continue as a going concern and would therefore be required to realize upon its assets and discharge its liabilities in other than the normal course of its business operations.

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Subsequent to the year end, CTT focused its efforts on the e-commerce operations of its business, including the development of the website and its strategic alliances for marketing. There can be no assurances that the minimum required equity or other financing will be available, or available on terms acceptable to CTT.

To meet its need for cash, CTT will rely on equity financings, including this offering and any other private placements, if required. CTT will also rely on any revenues generated from its business operations. These proceeds will be applied to (1) payment of expenses of this offering, (2) development of CTT’s website www.cheaperthanthem.com and implementation of CTT’s plan of operation, (3) development and delivery of its products and services, (4) operation of its business, (5) repayment of debt, and (6) working capital. CTT cannot guaranty that these proceeds will be enough for it to stay in business and management does not know how long CTT can satisfy its cash requirements. If CTT requires additional proceeds, CTT will have to find alternative sources, like a public offering, a private placement of securities, or loans from its sole officer or others. At the present time, CTT has not made any arrangements to raise additional cash. If CTT needs additional cash and cannot raise it, CTT will either have to suspend operations until it does raise the cash, or cease operations entirely.

During the next 12 months, CTT has no current plan to (1) buy any specific additional plant or equipment, (2) conduct any significant research or development activities, or (3) to hire any employees, other than what will be required as part of CTT’s plan of operation. See “Plan of Operation” below for more information. Other than as described in this section, CTT has no other financing plans.

CTT anticipates that it will require approximately $326,000 for additional organization costs for the next 12 months. CTT will require approximately (a) $250,000 for CTT’s plan of operations, as described below in the “Plan of Operations” section of this prospectus, (b) $2,000 for its transfer agent’s annual fee, (c) $15,000 for accounting fees, (d) $2,500 for additional filing fees, (e) $1,500 for printing costs, (f) $30,000 for additional legal fees, (g) $25,000 for debt repayment, and (h) $37,600 for CTT’s costs of this offering. These estimates are based on the average of quotes for services CTT has obtained and on average costs of other entities that have filed a registration statement. Even if all the shares offered by CTT are purchased under this offering, CTT will still need additional $113,600 in working capital to meet all its capital costs. CTT expects to raise the shortfall in working capital with revenues it generates from its business operations or from additional equity offerings.

If CTT is unable to complete any phase of its plan of operation because it does not have enough money, CTT will suspend business operations until CTT raises additional working capital. If CTT cannot raise the additional working capital, CTT will cease business operations. If CTT ceases business operations, CTT does not know what it will do and does not have any plans to do anything else. At that time, if it is in the best interest of CTT and its shareholders, management will consider liquidation.

Results of operations

While CTT is currently generating some revenue, CTT does not anticipate earning significant revenues until it completes Phase 2 of its plan of operation. However, there is no assurance that CTT will be able to complete its plan of operation and management does not know when CTT’s business operations will generate significant revenues. There is no guaranty that CTT will generate revenues from the website, or that if CTT does complete Phase 2 of its plan of operation, that CTT’s business operations will generate significant revenues or that CTT will be able to secure the financing necessary to proceed with the other phases of its plan of operations.

CTT has generated revenues of $31,789 from operations since its inception and has no long-term commitments or contingencies. From inception to December 31, 2004, CTT realized the following sales:

Unit Type	Number of Units	Average Selling Price	Average Gross Margin
FM Receivers	2510	$11.69	11%
MP3 Players	32	$73.80	21%

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For the fiscal year ended December 31, 2004, CTT realized $30,789 in sales of its products. The concurrent cost of sales was $27,836, resulting in gross profit from operations of $2,953. CTT’s cost of sales consist solely of inventory costs. During the same period, CTT incurred (a) advertising and marketing expenses of $5,737, which included $5,000 paid for Internet marketing costs; (b) general administrative expenses of $4,806, which included $1,610 for incorporation fees and $2,479 for rent; (c) professional fees of $21,451, which included legal fees of $5,421, accounting fees of $6,070 for preparation of the financial statements, and auditor’s fees of $9,960 (d) consulting fees of $2,289; (e) donated services of $3,500, representing the fair value of services provided by Amit Sankhala, of which Mr. Sankhala does not expect repayment; and (f) amortization of $312 for the accumulated amortization on the website. Therefore, for the fiscal period ending December 31, 2004 CTT had total net loss of $52,883.

For the three month period ended March 31, 2005, CTT realized $1,000 in sales of its products. The concurrent cost of sales was $4,000, resulting in a loss from operations of $3,000. CTT’s cost of sales consist solely of inventory costs. During the same period, CTT incurred (a) general administrative expenses of $5,540, which included $2,987 for transfer agent fees and $2,035 for rent; (b) professional fees of $5,890, which included legal fees of $3,040, accounting fees of $1,350 for preparation of the financial statements, and auditor’s fees of $1,500 ; (c) consulting fees of $1,305; (d) donated services of $1,500, representing the fair value of services provided by Amit Sankhala, of which Mr. Sankhala does not expect repayment; and (e) amortization of $157 for the accumulated amortization on the website. Therefore, for the three month period ending March 31, 2005 CTT had total net loss of $17,392.

Management believes that CTT’s software development costs are non-recurring.

CTT has not attained profitable operations and is dependent upon obtaining financing to continue and to expand its existing business operations and to complete its plan of operation. For these reasons, CTT’s auditors stated in their report that they have substantial doubt that CTT will be able to continue as a going concern.

As of December 31, 2004, CTT had total assets of $53,541 consisting of cash of $28,124, accounts receivable of $22,829, inventory of $400, and an intangible asset relating to the website of $2,188, representing the costs of designing the website of $2,500, net of accumulated amortization of $312. CTT’s liabilities on December 31, 2004 totaled $97,422, consisting of $63,534 in accounts payable and $13,996 in accrued liabilities, $11,156 due to related parties and $8,736 in notes payable. Accounts payable of $63,534 consisted of $23,190 for accounting and audit fees, $31,703 for legal costs, $7,000 for inventory, and $1,641 for other miscellaneous administrative costs. Accrued liabilities of $13,996 consisted of $9,000 for accrued accounting and audit fees and $3,100 for accrued legal fees. There are no material defaults or past due amounts for the accounts payable or accrued liabilities. The $11,156 due to Mr. Sankhala is comprised of $1,206 for expense reimbursements, and $9,950 for cash advances. The note payable of $8,736 was issued for the purchase of CTT’s opening inventory and is secured by a demand promissory note, bearing no interest.

As of March 31, 2005, CTT had total assets of $26,290 consisting of cash of $11,259, accounts receivable of $11,690, inventory of $1,400, and an intangible asset relating to the website of $2,031, representing the costs of designing the website of $2,500, net of accumulated amortization of $469. CTT’s liabilities on March 31, 2005 totaled $86,063, consisting of $63,171 in accounts payable and $3,000 in accrued liabilities, $11,156 due to related parties and $8,736 in notes payable. Accounts payable of $63,171 consisted of $15,914 for accounting and audit fees, $42,210 for legal and regulatory costs, $3,000 for inventory, and $2,047 for other miscellaneous administrative costs. Accrued liabilities of $3,000 were for accrued accounting and audit fees. There are no material defaults or past due amounts for the accounts payable or accrued liabilities. The $11,156 due to Mr. Sankhala is comprised of $1,206 for expense reimbursements, and $9,950 for cash advances. The note payable of $8,736 was issued for the purchase of CTT’s opening inventory and is secured by a demand promissory note, bearing no interest.

The breakdown of CTT’s sales between its Direct Business and its Fulfillment Business is 25% to 75%. Inventory is kept low as CTT’s suppliers have inventory on hand. CTT’s purchases inventory on an as needed basis to fill orders. Management will monitor the demand and supply for inventory to ensure that there is sufficient inventory with CTT’s supply channels to meet demands. If CTT is unable to provide the inventory and meet demands, it will place mark the product as “out of stock” on the website.

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Current capital resources and liquidity

CTT’s capital resources have been limited. CTT currently does not generate significant revenue from its business operations to be profitable, and to date has primarily relied on the sale of equity for working capital for its business operations.

CTT had cash of $28,214 and a working capital deficit of $46,069 at December 31, 2004. During the year ended December 31, 2004, CTT used $20,078 in cash for operating activities, primarily for an operating loss of $52,883, an increase in accounts receivable of $22,829, a decrease in inventory of $8,336, and an increase in accounts payable and accrued liabilities of $25,745. Cash used in operations of $20,078 was financed by a sale of common stock of CTT’s subsidiary, prior to the share exchange and reverse acquisition, in the amount of $37,102 and an advance payable from a related party of $11,156. As of December 31, 2004, CTT has accumulated a deficit of $87,165 since inception and has a stockholder’s deficiency of $43,881. The difference between the accumulated deficit of $87,165 and the loss incurred of $52,883, resulted from transaction costs incurred in the reverse acquisition of $34,282. CTT has no contingencies or long-term commitments.

CTT had cash of $11,259 and a working capital deficit of $61,804 at March 31, 2005. During the three month period ended March 31, 2005, CTT used $16,865 in cash for operating activities, primarily for an operating loss of $17,392, a decrease in accounts receivable of $11,229, an increase in inventory of $1,000, and a decrease in accounts payable and accrued liabilities of $11,359. Cash used in operations of $16,865 was financed by existing cash on hand. CTT has no contingencies or long-term commitments.

While CTT has raised capital to meet its working capital and financing needs in the past, additional financing is required in order to fully complete its plan of operation and launch its business operations. CTT is seeking financing in the form of equity in order to provide the necessary working capital. CTT currently has no commitments for financing. There are no assurances CTT will be successful in raising the funds required. There can be no assurances that CTT can obtain future additional financing on terms reasonably acceptable to it or at all. The lack of capital may force CTT to curtail or suspend its business operations.

Amit Sankhala believes that CTT’s existing capital resources will be sufficient to fund its current level of operating activities, capital expenditures and other obligations through the next four months, but does not include the required working capital for its plan of operation. CTT has spoken to its suppliers and has verbal extensions on any payables due until it raises additional capital. However, if during that period or thereafter, CTT is not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to the CTT, this could have a material adverse effect on CTT’s business, results of operations, liquidity and financial condition.

CTT does not currently have any commitments for material capital expenditures over the short or long term.

CTT expects to incur $3,000 per month in operating losses in the next 12 to 18 months, largely due to expenses associated with the development and operation of the website but also due to operating costs during that same time period. CTT’s monthly operating costs include $500 for rent of CTT’s principal office, CDN$43 for Internet services and access, and $500 for miscellaneous office expenses.

Upon receiving subscription funds from the sale of shares offered under this registration statement, CTT will begin to implement its plan of operation as described below.

Limited operating history; need for additional capital

There is no historical financial information about CTT upon which to base an evaluation of its performance as an e-commerce company. CTT is an e-commerce company but has not generated any significant revenues from its e-commerce business. CTT cannot guarantee it will be successful in the e-commerce industry. CTT’s business is subject to risks inherent in the establishment of a new business enterprise, including limited working capital, possible delays in the development of its products and services, and possible cost overruns due to price and cost increases in products and services.

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CTT has adopted a phased plan of operation to the development of the website and its operations. See “Plan of Operation” below for more detail. This allows CTT to allocate the expenditures of its resources in a very timely and measured manner. CTT will not continue with expenditures in any phase of the development if Amit Sankhala thinks CTT will be unable to complete the designated task. CTT may require further equity financing to provide for some of the working capital required to implement future development of the website and operations beyond the final phase of the plan of operation or for services and products that are currently not anticipated to be developed.

CTT is seeking equity financing to provide for the capital required to implement the phases of its plan of operation. CTT has no assurance that future financing will be available to it on acceptable terms. If financing is not available on satisfactory terms, CTT may be unable to continue, develop or expand its e-commerce operations. Equity financing could result in additional dilution to existing shareholders.

Critical Accounting Policies

CTT’s discussion and analysis of its financial condition and results of operations, including the discussion on liquidity and capital resources, are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Actual results could differ from those estimates. On an on going basis, management re-evaluates its estimates and judgments, including but not limited to, those related to revenue recognition and collectibility of accounts receivable. Critical accounting policies identified are as follows:

Revenue Recognition

CTT recognizes revenue from the sale of electronic products, such as MP3 players, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue consists of the sale of electronic products and is recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. Trade accounts receivable relate to the sale of electronic products, such as MP3 players. Amit Sankhala regularly reviews the collectibility of any outstanding balance, together with his estimate of the credit worthiness of the client. CTT sells to customers based on standard credit policies and regularly reviews accounts receivable for any bad debts. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances. As at December 31, 2004 there is an allowance for doubtful accounts of $905 which is recorded as a reduction of revenue.

Foreign Currency Transaction / Balances

CTT’s functional currency is the United States dollar. The financial statements of CTT are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. CTT has not entered into derivative instruments to offset the impact of foreign currency fluctuations.

Website Development Costs

CTT recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs CTT follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, “Accounting for Website Development Costs”.

Going Concern Issue

The going concern basis of presentation assumes CTT will continue in operation throughout the next fiscal year and into the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Certain conditions, discussed below, currently exist that raise substantial doubt upon the validity of this assumption. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

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CTT’s future business activities are dependent upon its ability to obtain third party financing in the form of debt and equity and ultimately to generate future profitable e-commerce activity or revenue from its product and services. As of December 31, 2004, CTT has only generated $30,789 in revenues, and has experienced negative cash flow from its e-commerce activities. CTT may look to secure additional funds through future debt or equity financings. Such financings may not be available or may not be available on reasonable terms.

Plan of Operation

CTT has not had any significant revenues generated from its business operations since inception.

CTT expects that the revenues generated from its website for the next 12 months will not be enough for its required working capital required for CTT’s plan of operation. Until CTT is able to generate any consistent and significant revenue it will be required to raise additional funds by way of equity.

At any phase, if CTT finds that it does not have adequate funds to complete a phase, it may have to suspend its operations and attempt to raise more money so it can proceed with its business operations. If CTT cannot raise the capital to proceed it may have to suspend operations until it has sufficient capital.

To become profitable and competitive, CTT needs to establish its website as a comprehensive on-line shopping mall. To achieve this goal, Amit Sankhala has prepared a plan of operation for the next 12 months. Each of the phases of the plan of operations listed below will be implemented as resources are available.

Phase 1 - Develop and populate Website (3 months)

In Phase 1, CTT plans to (1) upgrade and update the website so that it is more visually appealing and technologically sound and (2) update its product line and visuals on the website. CTT has budgeted $50,000 for this phase and expects it to take three months to complete, with completion expected within the first three months of CTT’s plan of operation. This budget includes the cost of a fully functional, e-commerce enabled format and the costs associated with installation and technicians. Also in this phase, CTT will continue to maintain and populate the website with new products and updated visuals.

Phase 2 - Expand inventory and products (6 months)

In Phase 2, CTT plans to expand its product line to include inventory and products as the new products become available from suppliers and Fulfillment Associates. CTT will allocate 25% of this phase’s budget to the purchase of new and existing merchandise.

CTT’s expansion goals in this phase are to (1) expand its inventory product line by 12 new inventory products, (2) expand its business by offering products directly applicable to its retail model, and (3) to expand its inventory of products to provide a 15 – 100% gross margin. CTT has a 100% margin on some of its MP3 products. As the cost of components drops to the manufacturer, especially flash memory, those costs are passed on to CTT. Management believes that as CTT sources directly from manufacturers, it will increase its margins as the cost of components decrease.

CTT has budgeted $75,000 for this phase and expects it to take six months to complete, with completion expected within the first six months of CTT’s plan of operation.

Phase 3- Implement marketing strategy (6 months)

In Phase 3, CTT plans to (1) hire personnel for sales, marketing and customer service, (2) create a marketing strategy for the website and its products, and (3) implement its marketing strategy on its target market, including international customers.

CTT’s marketing goals in this phase are to attract potential and repeat customers to the website and have customers perceive the website as a preferred source of non-branded, discount products that are delivered in a professional, authoritative and efficient manner.

CTT has budgeted $75,000 for this phase and expects it to take six months to complete with completion expected within the second six months of CTT’s plan of operation.

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Phase 4- Corporate Development (4 months)

In Phase 4, CTT plans to expand its business operations by creating products directly applicable to the non-branded, discounted product market. CTT intends to create products that are copies of the products that mainstream producers like Apple, Sony and Samsung produce. Create means to develop a product that has similar functionality and style, yet does not and will not infringe on anyone’s intellectual property.

CTT has budgeted $50,000 for this phase and expects it to take four months to complete, with completion expected within the final four months of CTT’s plan of operation.

During any phase of the plan of operation, if CTT does not have adequate working capital to complete a phase of its proposed plan of operation, CTT may have to suspend its business operations and attempt to raise more working capital so that CTT can proceed. If CTT cannot raise the necessary working capital to proceed CTT may have to cease business operations until there is sufficient working capital.

CTT anticipates continuing to rely on private loans, equity sales of common shares, or debt financing in order to fund its proposed plan of operation. The issuance of additional shares will result in dilution to existing shareholders of CTT.

CTT is not currently conducting any research and development activities other than the development of the website. It does not anticipate conducting such activities in the near future. As CTT expands its customer base and product lines, it will need to hire additional employees or independent contractors as well as purchase or lease additional equipment.

Reports

After CTT completes this offering, CTT will not be required to furnish you with an annual report. Further, CTT will not voluntarily send you an annual report. CTT is required to file reports with the SEC under section 15(d) of the Securities Act. The reports are filed electronically. The reports CTT is required to file are Forms 10-KSB, 10-QSB, and 8-K. You may read copies of any materials CTT files with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports CTT files electronically. The address for the Internet site is www.sec.gov.

DESCRIPTION OF PROPERTY

CTT’s primary asset is its 100% interest in CTT Distributors Ltd. CTT Distributors Ltd.’s assets consist of its domain name www.cheaperthanthem.com, its website, and the inventory it has in stock at this time.

CTT operates from its principal office located in downtown Vancouver, British Columbia, Canada at 1000 - 885 Dunsmuir Street, which is located near the central trunk of the Internet transmission lines. CTT subleases the 500 square foot office space on a month_to_month lease at a rental rate of CDN$6,000 a month (US$5,200/month). CTT’s principal office is comprised of two offices, one for administration and the other one Mr. Sankhala’s office, and a secure data room for CTT’s server. Management believes this office space is sufficient at this time. CTT also utilizes a secured warehouse of one of its Fulfillment Associates located at Unit 110, 4471 - #6 Road, Richmond, British Columbia on a rent free basis. For allowing CTT to use the space in the warehouse for its products, CTT pays the supplier $0.05 per each unit that is sold from the warehouse.

SB2 - 41 - /A1

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

CTT’s shares of common stock are not listed for trading on any exchange or quotation service.

CTT has 58 registered holders of shares of common stock. Currently, there are no shares of preferred stock issued.

Future sales by existing stockholders

A total of 11,017,101 shares of common stock are issued and outstanding. All of Amit Sankhala’s 8,634,168 shares of common stock are restricted from trading as provided for in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. Mr. Sankhala has not held his shares for more than one year and is not registering any of his shares for resale in this registration and none of his shares have been previously registered for resale by Mr. Sankhala as a selling shareholder. Currently, there are 1,227,933 shares of common stock of CTT that are freely tradeable. There are no shares that are subject to Rule 144. The remaining 1,155,000 shares of common stock are restricted from trading as these shareholders have held the shares for less than a year. After owning the restricted shares for one year, a shareholder can sell up to a maximum of 1% of the total number of shares issued and outstanding through a broker and subject to provisions of Rule 144. After owning the shares for two years, the shares will be free trading.

Shares purchased from the security holders listed in this offering will be immediately resalable, and sales of all of CTT’s other shares, after applicable restrictions expire, could have a depressive effect on the market price of CTT’s common stock and the shares being offered in this prospectus.

Penny Stock rules

Trading in CTT’s securities is subject to the “penny stock” rules. The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. These rules require that any broker-dealer who recommends CTT’s securities to persons other than prior customers and accredited investors, must, prior to the sale, make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to execute the transaction. Unless an exception is available, the regulations require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the risks associated with trading in the penny stock market. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.

The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in CTT’s securities, which could severely limit their market price and liquidity of CTT’s securities.

The penny stock markets have suffered in recent years from fraud and abuse arising from one or a few broker dealers controlling the market for a security, high pressure sales tactics used by boiler room practices, manipulation of prices through pre-arranged transactions followed by a large volume sale by broker dealers, misleading information be disseminated, and excessive mark-ups and undisclosed bid-ask differentials by selling broker dealers.

EXPERTS

CTT’s financial statements for the period from inception to December 31, 2004 included in this prospectus have been audited by CTT’s Independent Registered Public Accountant Firm, Manning Elliot, Chartered Accountants, 1100 - 1050 West Pender Street, Vancouver, British Columbia, V6E 3S7, Canada, telephone (604) 714-3600 as set forth in their report included in this prospectus.

Conrad C. Lysiak, Attorney at Law of Spokane Washington has provided the legal opinion regarding the legality of the shares being registered.

SB2 - 42 - /A1

FINANCIAL STATEMENTS

CTT’s fiscal year end is December 31. CTT will provide audited financial statements to its stockholders on an annual basis; an Independent Registered Public Accounting Firm will audit the statements.

CTT’s audited financial statements as of December 31, 2004 and for the period from inception (May 17, 2004) to December 31, 2004 and CTT’s unaudited financial statements as of March 31, 2005 for the period from inception (May 17, 2004) to March 31, 2005, and for the three month period ended March 31, 2005, and for the period from inception (May 17, 2004) to December 31, 2004 immediately follow:

Audited Financial Statements as of December 31, 2004

CTT INTERNATIONAL DISTRIBUTORS INC.
(a development stage company)

FINANCIAL STATEMENTS

December 31, 2004
(audited)

INDEPENDENT AUDITORS REPORT

CONSOLIDATED BALANCE SHEETS as of December 31, 2004 (audited)

CONSOLIDATED STATEMENT OF OPERATIONS from May 17, 2004 (Date of Inception) to December 31, 2004 (audited)

CONSOLIDATED STATEMENT OF CASH FLOWS from May 17, 2004 (Date of Inception) to December 31, 2004 (audited)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT) from May 17, 2004 (Date of Inception) to December 31, 2004 (audited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SB2 - 43 - /A1

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
December 31, 2004

Index

Independent Auditors’ Report                    F-1

Consolidated Balance Sheet                      F-2

Consolidated Statement of Operations            F-3

Consolidated Statement of Cash Flows           F-4

Consolidated Statement of Stockholders’ Equity (Deficit)F-5

Notes to the Consolidated Financial Statements                   F-6

SB2 - 44 - /A1

Report of Independent Registered Accounting Firm

To the Stockholders and Board of Directors
of CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)

We have audited the accompanying balance sheet of CTT International Distributors Inc. (A Development Stage Company) as of December 31, 2004 and the related statements of operations, stockholders’ deficit and cash flows for the period from May 17, 2004 (Date of Inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CTT International Distributors Inc. (A Development Stage Company) as of December 31, 2004, and the results of its operations, cash flows and stockholders’ equity for the period from May 17, 2004 (Date of Inception) to December 31, 2004, in conformity with generally accepted accounting principles used in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ “Manning Elliott”

CHARTERED ACCOUNTANTS

Vancouver, Canada

March 15, 2005

F - 1 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Consolidated Balance Sheet
(Expressed in U.S. dollars)

December 31, 2004 $
ASSETS

Current Assets

Cash	28,124
Accounts receivable	22,829
Inventory	400

Total Current Assets	51,353

Intangible Assets (Note 3)	2,188

Total Assets	53,541

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts payable	63,534
Accrued liabilities	13,996
Due to related party (Note 4(a))	11,156
Note payable (Note 5)	8,736

Total Liabilities	97,422

Contingencies and Commitments (Notes 1 and 7)
Subsequent Event (Note 8)

Stockholders’ Equity (Deficit)

Preferred Stock Authorized: 5,000,000 preferred shares with a par value of $0.0001 Issued and outstanding: nil	-

Common Stock (Note 6) Authorized: 30,000,000 common shares with a par value of $0.0001 Issued and outstanding: 10,317,101	1,032

Additional Paid in Capital	38,752

Donated Capital	3,500

Accumulated Deficit	(87,165)

Total Stockholders’ Equity (Deficit)	(43,881)

Total Liabilities and Stockholders’ Equity (Deficit)	53,541

(The accompanying notes are an integral part of the financial statements)

F - 2 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Consolidated Statement of Operations
(Expressed in U.S. dollars)

From May 17, 2004(Date of Inception)to December 31, 2004 $

Revenue	30,789

Cost of Sales	27,836

Gross Profit	2,953

Expenses

Advertising & marketing	5,737
Amortization	312
Consulting	2,289
Donated services	3,500
General and administrative	4,806
Professional fees	21,451

Total Expenses	38,095

Loss from Operations	(35,142)

Loss on disposal of subsidiary (Note 9)	(17,741)

Net Loss for the Period	(52,883)

Basic and Diluted Loss Per Share	(0.01)

Weighted Average Shares Outstanding	10,312,000

(The accompanying notes are an integral part of the financial statements)

F - 3 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)

FromMay 17, 2004 (Date of Inception)to December 31, 2004 $

Cash Flows Used In Operating Activities

Net loss for the period	(52,883)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	312
Donated services	3,500
Loss on disposal of subsidiary	17,741

Changes in operating assets and liabilities:
(Increase) in accounts receivable	(22,829)
Decrease in inventory	8,336
Increase in accounts payable and accrued liabilities	25,745

Net Cash Used In Operating Activities	(20,078)

Cash Flows Used In Investing Activities

Web site development costs	(2,500)
Disposal of subsidiary	1,726
Cash received on acquisition of CTT Distributors Ltd.	718

Net Cash Flows Used In Investing Activities	(56)

Cash Flows Provided by Financing Activities

Advances from a related party	11,156
Proceeds from issue of common stock	37,102

Net Cash Flows Provided by Financing Activities	48,258

Net Increase in Cash and Cash Equivalents	28,124

Cash and Cash Equivalents - Beginning of Period	-

Cash and Cash Equivalents - End of Period	28,124

Non-cash Investing and Financing Activities

Issue of common stock on acquisition of CTT Distributors Ltd., net of cash received	2,682
Inventory purchased by issue of note payable	8,736
Forgiveness of debt owing from a related party on disposal of subsidiary	(15,000)
Forgiveness of intercompany debt on disposal of subsidiary	34,399

Supplemental Disclosures

Interest paid	-
Income taxes paid	-

(The accompanying notes are an integral part of the financial statements)

F - 4 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Consolidated Statement of Stockholders’ Equity (Deficit)
From May 17, 2004 (Date of Inception) to December 31, 2004
(Expressed in U.S. dollars)

					Deficit
					Accumulated
			Additional		During the
	Common		Paid in	Donated	Development
	Shares	Amount	Capital	Capital	Stage	Total
	#	$	$	$	$	$

Balance - May 17, 2004 (Date of Inception) of CTT Distributors Ltd.	-	-	-	-	-	-

Common shares issued for cash	455,001	45,501	-	-	-	45,501

Offering costs for subscription agreements	-	-	(8,399)	-	-	(8,399)

Adjustments for reverse acquisition:

Remove shares of CTT Distributors Ltd.	(455,001)	(45,501)	-	-	-	(45,501)
Add shares of CTT International Distributors Inc.	10,312,100	1,031	44,470	-	-	45,501
Shares issued on reverse acquisition	455,001	46	3,354			3,400
Transaction costs of reverse acquisition	-	-	(718)	-	(34,282)	(35,000)

Shares returned to treasury and cancelled	(450,000)	(45)	45	-	-	-

Donated services	-	-	-	3,500	-	3,500

Net loss for the period	-	-	-	-	(52,883)	(52,883)

Balance - December 31, 2004	10,317,101	1,032	38,752	3,500	(87,165)	(43,881)

(The accompanying notes are an integral part of the financial statements)

F - 5 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

1. Development Stage Company

Slabsdirect.com Inc. was incorporated in the State of Delaware on January 14, 2000. Pursuant to an Agreement dated December 29, 2004 (the “Agreement”), the Company agreed to issue 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of CTT Distributors Ltd. (“Distributors”). Distributors was incorporated in the Province of British Columbia, Canada, on May 17, 2004. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. The consolidated financial statements include the accounts of the Company since the reverse merger (December 29, 2004) and the historical accounts of Distributors since the date of its inception, May 17, 2004. All significant intercompany balances and transfers have been eliminated on consolidation. Prior to the acquisition of Distributors, Slabsdirect.com Inc.’s sole asset consisted of ownership of a 100% interest in Slabsdirect.com Online (BC) Ltd. (“SlabsOnline”), a company incorporated in the Province of British Columbia, Canada. SlabsOnline was unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry and disposed of its interest to the former President of Slabsdirect.com Inc. as described in Note 9. Slabsdirect.com Inc. changed its name to CTT International Distributors Inc. “the Company” on January 7, 2005.

The Company is based in Vancouver, British Columbia, and its principal business is an online fulfillment company that markets unique products to the internet consumer through its website “Cheaperthanthem.com”. The Company’s website offers electronic products consisting of OEM, non-branded and overstock electronic and computer products, for the consumer and wholesaler.

The Company is in the development stage and planned principal activities have commenced, but to date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenue and has never paid any dividends. The Company is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to generate sustainable significant revenue. There is no guarantee that the Company will be able to raise any equity financing or generate profitable operations. The Company has a working capital deficit of $46,069 and has accumulated losses of $87,165 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

2. Summary of Significant Accounting Principles

a)	Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company has not produced any significant revenues from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. These financial statements include accounts of the Company and its wholly-owned subsidiary, CTT Distributors Ltd. All intercompany transactions and balances have been eliminated. The Company’s fiscal year end is December 31.

b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

F - 6 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

2. Summary of Significant Accounting Principles (continued)

d)	Comprehensive Loss

SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at December 31, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

e)	Financial Instruments and Concentration Risk

The fair value of financial instruments which include cash, accounts payable, accrued liabilities, note payable and due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company deposits cash with a high quality financial institution. Concentration of credit risk relating to accounts receivable is limited to various customers from various locations. The largest concentration of risk is one customer who represents 74% of the total accounts receivable and from a second customer who represents 22% of the total accounts receivable. The Company has set up an allowance for doubtful accounts in the amount of $905 to cover potential credit risk. For the period from inception on May 17, 2004 to December 31, 2004, revenue from one customer represented 55% of total revenue and from a second customer represented 20% of total revenue. For the period from inception on May 17, 2004 to December 31, 2004, the Company purchased 72% of its inventory from one vendor.

f)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share". SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

g)	Website Development Costs

The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, “Accounting for Website Development Costs”.

h)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

i)	Foreign Currency Translation

The Company’s functional currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

F - 7 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

2. Summary of Significant Accounting Principles (continued)

j)	Inventory

Inventory is recorded at the lower of cost and net realizable value on a first-in, first-out basis. At December 31, 2004, inventory consisted of music related multimedia electronic products held for sale.

k)	Revenue Recognition

The Company recognizes revenue from the sale of electronic products, such as MP3 players, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue consists of the sale of electronic products and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances. As at December 31, 2004 there is an allowance for doubtful accounts of $905 which is recorded as a reduction of revenue.

l)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

m)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

F - 8 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

2. Summary of Significant Accounting Principles (continued)

m) Recent Accounting Pronouncements

FASB has also issued SFAS No. 151 and 152, but they will not have any relationship to the operations of the Company therefore a description and its impact for each on the Company’s operations have not been disclosed.

3. Intangible Assets

	Cost $	Accumulated Amortization $	December 31, 2004 Net Carrying Value $

Website development costs	2,500	312	2,188

Costs associated with the website consist primarily of website design costs. These capitalized costs are being amortized based on their estimated useful life over four years. Internal costs related to the development of website content are charged to operations as incurred.

4. Related Party Balances/Transactions

a)
The Company issued to the President of the Company a demand note in the amount of $9,900. The note is unsecured, non-interest bearing and due on demand. The Company also owes $1,256 to the President of the Company for expense reimbursements, which are non-interest bearing, unsecured and due on demand.

b)	From inception to December 31, 2004, the Company recognized a total of $3,500 for donated services provided by the President of the Company.

c)   During the period ending December 31, 2004, the Company paid the President of the Company $1,600 for the reimbursement of incorporation costs.

5. Note Payable

The Company issued a demand promissory note for the acquisition of its opening inventory in the amount of $8,736. The note is unsecured, non-interest bearing and due on demand.

6. Income Tax

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has non-capital losses carried forward totalling $112,000 for US tax purposes and $19,000 for Canadian tax purposes, which expire starting in 2020 and 2011, respectively. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

F - 9 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

6. Income Tax (continued)

The components of the net deferred tax asset at December 31, 2004 and the statutory tax rate, the effective tax rate and the elected amount of the valuation allowance are scheduled below:

2004 $

Net Operating Loss	49,180

Statutory Tax Rate	34%

Effective Tax Rate	-

Deferred Tax Asset	16,721

Valuation Allowance	(16,721)

Net Deferred Tax Asset	-

7. Commitment

The Company entered into a lease agreement for office premises at a rate of CDN$6,000 per annum, for a one year term expiring May 17, 2005. The rent due for May and June, 2004 was waived by the Landlord. No other terms of the lease have been modified as a result of the waiver of rent. The Company incurred rent expense of $1,242 for the period ended December 31, 2004.

8. Capital Transaction - Reverse Acquisition

By a Share Purchase Agreement dated December 29, 2004, the Company acquired 100% of the issued and outstanding common stock of CTT Distributors Ltd. (“Distributors”) in consideration for the issuance of 455,001 shares of common stock. Distributors was incorporated on May 17, 2004 under the Business Corporations Act of British Columbia. The principal business of Distributors is an online fulfillment company that markets products unique to the internet consumer through its website “Cheaperthanthem.com”. Distributors’ website offers electronic products consisting of OEM, non-branded and overstock electronic and computer products for the consumer and wholesaler.

Prior to the reverse acquisition and change of control, the Company was a non-operating shell company with nominal net assets. Therefore, the acquisition of Distributors is a capital transaction in substance, rather than a business combination, and has been accounted for as a reverse acquisition. Because Distributors is deemed to be the acquirer for accounting purposes, the financial statements are presented as a continuation of Distributors and include the results of operations of Distributors since incorporation on May 17, 2004, and the results of operations of the Company since the date of acquisition on December 29, 2004.

Allocation of Purchase Price

Cash	$718
Investment in Slabsdirect.com Online (BC) Ltd.	69
Due from subsidiary	34,398
Due to related party	(15,000)
Accounts payable	(51,785)

(31,600)
Costs of reverse acquisition	35,000

Paid by the issue of 455,001 shares of common stock	$3,400

F - 10 - Audited

CTT International Distributors Inc.
(formerly Slabsdirect.com Inc.)
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)

9. Sale of Subsidiary

Prior to the acquisition of Distributors as described in Note 8, the Company’s sole asset consisted of ownership of a 100% interest in the issued and outstanding capital stock of Slabsdirect.com Online (BC) Ltd. (“SlabsOnline”), a company incorporated in the Province of British Columbia, Canada. SlabsOnline has been unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry. On December 29, 2004, subsequent to the acquisition of Distributors, the Company disposed of its interest in SlabsOnline to the former President of the Company (the “Purchaser”). The total consideration received was $16,727 consisting of cash of $1,727, the return and cancellation of 450,000 shares of common stock valued at par value of $0.001 per share, and the forgiveness of a debt of $15,000 owing to the Purchaser from the Company. The Company recognized a loss on disposal of $17,741 during the period.

10. Subsequent Event

The Company incorporated a wholly-owned subsidiary, CTT International Distributors Inc. on November 1, 2004 under the laws of the State of Delaware. Effective January 7, 2005, CTT International Distributors Inc. merged with and into the Company, and the Company was the surviving corporation. Concurrent with the merger, the Company changed its name from Slabsdirect.com, Inc. to CTT International Distributors Inc.

F - 11 - Audited

Unaudited Financial Statements as of March 31, 2005

CTT INTERNATIONAL DISTRIBUTORS INC.
(a development stage company)

FINANCIAL STATEMENTS

March 31, 2005
(unaudited)

CONSOLIDATED BALANCE SHEETS as of March 31, 2005 (unaudited) and December 31, 2004 (audited)

CONSOLIDATED STATEMENT OF OPERATIONS from May 17, 2004 (Date of Inception) to March 31, 2005 (unaudited), and for the three month period ended March 31, 2005 (unaudited), and from May 17, 2004 (Date of Inception) to December 31, 2004 (audited)

CONSOLIDATED STATEMENT OF CASH FLOWS for the three month period ended March 31, 2005 (unaudited), and from May 17, 2004 (Date of Inception) to December 31, 2004 (audited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SB-2 - 55 - A/1

CTT International Distributors Inc.
(A Development Stage Company)
March 31, 2005

                                Index

Consolidated Balance Sheets                  F-1

Consolidated Statements of Operations               F-2

Consolidated Statements of Cash Flows              F-3

Notes to the Consolidated Financial Statements        F-4

SB-2 - 56- A/1

CTT International Distributors Inc.
(A Development Stage Company)
Consolidated Balance Sheet
(Expressed in U.S. dollars)

	March 31, 2005 $	December 31, 2004 $
	(Unaudited)	(Audited)
ASSETS

Current Assets

Cash	11,259	28,124
Accounts receivable	11,600	22,829
Inventory	1,400	400

Total Current Assets	24,259	51,353

Intangible Assets (Note 3)	2,031	2,188

Total Assets	26,290	53,541

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current Liabilities

Accounts payable	63,171	63,534
Accrued liabilities	3,000	13,996
Due to related party (Note 4(a))	11,156	11,156
Note payable (Note 5)	8,736	8,736

Total Liabilities	86,063	97,422

Contingencies and Commitments (Notes 1 and 6)

Stockholders’ Equity (Deficit)

Preferred Stock Authorized: 5,000,000 preferred shares with a par value of $0.0001 Issued and outstanding: nil	-	-

Common Stock Authorized: 30,000,000 common shares with a par value of $0.0001 Issued and outstanding: 10,317,101 shares	1,032	1,032

Additional Paid in Capital	38,752	38,752

Donated Capital	5,000	3,500

Accumulated Deficit	(104,557)	(87,165)

Total Stockholders’ Equity (Deficit)	(59,773)	(43,881)

Total Liabilities and Stockholders’ Equity (Deficit)	26,290	53,541

(The accompanying notes are an integral part of these consolidated financial statements)
F - 1 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Consolidated Statement of Operations
(Expressed in U.S. dollars)

	Accumulated From May 17, 2004 (Date of Inception) to March 31, 2005 $	For the Three Months ended March 31, 2005 $	FromMay 17, 2004 (Date of Inception) to December 31, 2004 $
	(Unaudited)	(Unaudited)	(Audited)

Net Revenue	31,789	1,000	30,789

Cost of Sales	31,836	4,000	27,836

Gross Profit	(47)	(3,000)	2,953

Expenses

Advertising & marketing	5,737	-	5,737
Amortization	469	157	312
Consulting	3,594	1,305	2,289
Donated services	5,000	1,500	3,500
General and administrative	10,346	5,540	4,806
Professional fees	27,341	5,890	21,451

Total Expenses	52,487	14,392	38,095

Loss from Operations	(52,534)	(17,392)	(35,142)

Loss on disposal of subsidiary	(17,741)	-	(17,741)

Net Loss for the Period	(70,275)	(17,392)	(52,883)

Basic and Diluted Loss Per Share		-	(0.01)

Weighted Average Shares Outstanding		10,317,000	10,312,000

(The accompanying notes are an integral part of these consolidated financial statements)
F - 2 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Consolidated Statement of Cash Flows
(Expressed in U.S. dollars)

	For the Three Months ended March 31, 2005 $	From May 17, 2004 (Date of Inception) to December 31, 2004 $
	(Unaudited)	(Audited)

Cash Flows Used In Operating Activities

Net loss for the period	(17,392)	(52,883)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	157	312
Donated services	1,500	3,500
Loss on disposal of subsidiary	-	17,741

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable	11,229	(22,829)
(Increase) decrease in inventory	(1,000)	8,336
Increase in accounts payable and accrued liabilities	(11,359)	25,745

Net Cash Used In Operating Activities	(16,865)	(20,078)

Cash Flows Used In Investing Activities

Web site development costs	-	(2,500)
Disposal of subsidiary	-	1,726
Cash received on acquisition of CTT Distributors Ltd.	-	718

Net Cash Flows Used In Investing Activities	-	(56)

Cash Flows Provided by Financing Activities

Advances from a related party	-	11,156
Proceeds from issue of common stock	-	37,102

Net Cash Flows Provided by Financing Activities	-	48,258

Increase in Cash and Cash Equivalents	16,865	28,124

Cash and Cash Equivalents - Beginning of Period	28,124	-

Cash and Cash Equivalents - End of Period	11,259	28,124

Non-cash Investing and Financing Activities

Issue of common stock on acquisition of CTT Distributors Ltd., net of cash received	-	2,682
Inventory purchased by issue of note payable	-	8,736
Forgiveness of debt owing from a related party on disposal of subsidiary	-	(15,000)
Forgiveness of intercompany debt on disposal of subsidiary	-	34,399

Supplemental Disclosures

Interest paid	-	-
Income taxes paid	-	-

(The accompanying notes are an integral part of these consolidated financial statements)
F - 3 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

1. Development Stage Company

The Company was incorporated in the State of Delaware on January 14, 2000. Pursuant to an Agreement dated December 29, 2004 (the “Agreement”), the Company issued 455,001 shares of common stock in exchange for all of the issued and outstanding shares of common stock of CTT Distributors Ltd. (“Distributors”). Distributors was incorporated in the Province of British Columbia, Canada, on May 17, 2004. The acquisition was considered a reverse acquisition for accounting and financial reporting purposes. The consolidated financial statements include the accounts of the Company since the reverse merger (December 29, 2004) and the historical accounts of Distributors since the date of its inception, May 17, 2004. All significant intercompany balances and transfers have been eliminated in consolidation. Prior to the acquisition of Distributors, the Company’s sole asset consisted of ownership of a 100% interest in the issued and outstanding capital stock of Slabsdirect.com Online (BC) Ltd. (“SlabsOnline”), a company incorporated in the Province of British Columbia, Canada. SlabsOnline was unsuccessful in the business of establishing a vertical trade portal on the Internet for the natural stone industry. The Company disposed of its interest in SlabsOnline to the former President of the Company. The Company changed its name to CTT International Distributors Inc. on January 7, 2005.

The Company is based in Vancouver, British Columbia, and its principal business is as an online fulfillment company that markets unique products to the internet consumer through its website “Cheaperthanthem.com”. The Company’s website offers electronic products consisting of OEM, non-branded and overstock electronic and computer products, for the consumer and wholesaler.

The Company is in the development stage and planned principal activities have commenced, but to date there has been no significant revenue. In a development stage company, management devotes most of its activities to developing a market for its products and services. These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenue and has never paid any dividends. The Company is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern and the ability of the Company to emerge from the development stage is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations and to generate sustainable significant revenue. There is no guarantee that the Company will be able to raise any equity financing or generate profitable operations. The Company has a working capital deficiency of $61,804 and has accumulated losses of $70,275 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern.

2. Summary of Significant Accounting Principles

a)	Basis of Presentation

These consolidated financial statements and related notes are presented in accordance with accounting principles generally accepted in the United States, and are expressed in US dollars. The Company has not produced any significant revenues from its principal business and is a development stage company as defined by Statement of Financial Accounting Standard (“SFAS”) No. 7 “Accounting and Reporting by Development Stage Enterprises”. These financial statements include accounts of the Company and its wholly-owned subsidiary, CTT Distributors Ltd. All intercompany transactions and balances have been eliminated. The Company’s fiscal year end is December 31.

b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c)	Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

d)	Inventory

Inventory is recorded at the lower of cost and net realizable value on a first-in, first-out basis. At March 31, 2005, inventory consisted of music related multimedia electronic products held for sale.

F - 4 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

2. Summary of Significant Accounting Principles (continued)

e)	Comprehensive Loss
SFAS No. 130, “Reporting Comprehensive Income,” establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. As at March 31, 2005 and December 31, 2004, the Company has no items that represent a comprehensive loss and, therefore, has not included a schedule of comprehensive loss in the consolidated financial statements.

f)	Financial Instruments and Concentration Risk

The fair value of financial instruments which include cash, accounts payable, accrued liabilities, note payable and due to a related party were estimated to approximate their carrying value due to the immediate or relatively short maturity of these instruments. Financial instruments which potentially subject the Company to a concentration of credit risk consist primarily of cash and accounts receivable. The Company deposits cash with a high quality financial institution. Concentration of credit risk relating to accounts receivable is limited to various customers from various locations. The largest concentration of risk is one customer who represents 52% of the total accounts receivable and from a second customer who represents 48% of the total accounts receivable. The Company has set up an allowance for doubtful accounts in the amount of $5,900 to cover potential credit risk. For the three month period ended March 31, 2005, revenue from one customer represented 100% of total revenue. For the period from inception on May 17, 2004 to December 31, 2004, revenue from one customer represented 55% of total revenue and from a second customer represented 20% of total revenue. For the three month period ended March 31, 2005, the Company purchased 100% of its inventory from one vendor. For the period from inception on May 17, 2004 to December 31, 2004, the Company purchased 72% of its inventory from one vendor.

g)	Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128, "Earnings per Share", which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net income (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing Diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.

h)	Website Development Costs

The Company recognizes the costs associated with developing a website in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use”. Relating to website development costs the Company follows the guidance pursuant to the Emerging Issues Task Force (EITF) No. 00-2, “Accounting for Website Development Costs”.

i)	Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the carrying value of intangible assets and other long-lived assets is reviewed on a regular basis for the existence of facts or circumstances that may suggest impairment. The Company recognizes impairment when the sum of the expected undiscounted future cash flows is less than the carrying amount of the asset. Impairment losses, if any, are measured as the excess of the carrying amount of the asset over its estimated fair value.

j)	Foreign Currency Translation

The Company’s functional currency is the United States dollar. The financial statements of the Company are translated to United States dollars in accordance with SFAS No. 52 “Foreign Currency Translation”. Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date. Gains and losses arising on translation or settlement of foreign currency denominated transactions or balances are included in the determination of income. Foreign currency transactions are primarily undertaken in Canadian dollars. The Company has not, to the date of these financials statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

F - 5 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)
(Unaudited)

2. Summary of Significant Accounting Principles (continued)

k)	Revenue Recognition

The Company recognizes revenue from the sale of electronic products, such as MP3 players, in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition in Financial Statements”. Revenue consists of the sale of electronic products and are recognized only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the product is shipped, and collectibility is reasonably assured. Allowances for doubtful accounts are based on estimate of losses on customer receivable balances. For the three months ended March 31, 2005, the Company recorded an allowance for doubtful accounts of $5,000 that is reflected as a reduction of revenue (December 31, 2004 - $905). The Company has a total allowance for doubtful accounts of $5,900 as of March 31, 2005.

l)	Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not. The Company has adopted SFAS No. 109 “Accounting for Income Taxes” as of its inception. Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward. Potential benefit of net operating losses have not been recognized in these financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses carried forward in future years.

m)	Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123R, “Share Based Payment”. SFAS 123R is a revision of SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, “Employers’ Accounting for Employee Stock Ownership Plans”. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

F - 6 - UnAudit

CTT International Distributors Inc.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
(Expressed in U.S. dollars)
(Unaudited)
2. Summary of Significant Accounting Principles (continued)

n)	Interim Financial Statements

These interim unaudited financial statements for the period ended March 31, 2005 have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. Intangible Assets

	Cost $	Accumulated Amortization $	March 31, 2005 Net Carrying Value $	December 31, 2004 Net Carrying Value $

Website development costs	2,500	469	2,031	2,188

Costs associated with the website consist primarily of website design costs. These capitalized costs are being amortized based on their estimated useful life over four years. Internal costs related to the development of website content are charged to operations as incurred.

4. Related Party Balances/Transactions

a)
The Company issued a demand note in the amount of $9,900 to the President of the Company. The note is unsecured, non-interest bearing and due on demand. The Company also owes $1,256 to the President of the Company for expense reimbursements, which are non-interest bearing, unsecured and due on demand.

b)	During the three month period ended March 31, 2005, the Company recognized a total of $1,500 for donated services provided by the President of the Company.

5.  Note Payable

The Company issued a demand promissory note for the acquisition of its opening inventory in the amount of $8,736. The note is unsecured, non-interest bearing and due on demand.

6. Commitments

The Company entered into a lease agreement for office premises at a rate of CDN$6,000 per annum, for a one year term expiring May 17, 2005. The rent due for May and June, 2004 was waived by the Landlord. No other terms of the lease have been modified as a result of the waiver of rent. The Company incurred rent expense of $1,219US for the period ended March 31, 2005 (December 31, 2004 - $1,242US). The Company entered into a lease agreement for office premises at a rate of CDN$12,000 per annum, for a one year term expiring April 1, 2006, which replaced the previous office lease agreement.

7. Merger Agreement

The Company incorporated a wholly-owned subsidiary, CTT International Distributors Inc. on November 1, 2004 under the laws of the State of Delaware. Effective January 7, 2005, CTT International Distributors Inc. merged with and into the Company, and the Company was the surviving corporation. Concurrent with the merger, the Company changed its name from Slabsdirect.com, Inc. to CTT International Distributors Inc.

8. Subsequent Event

In July 2005 pursuant to a private placement the Company issued 700,000 common shares at $0.10 per share for total proceeds of $70,000.

F - 7 - UnAudit

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

CTT’s board of directors elected to change its auditors from N. I. Cameron Inc., Chartered Accountants, to Manning Elliot, Chartered Accountants. N. I. Cameron Inc., Chartered Accountants chose to resign.

The directors approved the change in independent accountants as of June 16, 2004. As of that date, N. I. Cameron Inc., Chartered Accountants resigned and Manning Elliot, Chartered Accountants were engaged.

On June 1, 2004, N. I. Cameron Inc., Chartered Accountants resigned as the independent accountants of CTT. The reports of N. I. Cameron Inc., Chartered Accountants on the financial statements for the two fiscal years ended December 31, 2001 and 2000, contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty or audit scope. In connection with its audits for the fiscal years December 31, 2001 and 2000, and through June 1, 2004, there have been no disagreements with N. I. Cameron Inc., Chartered Accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

CTT engaged Manning Elliot, Chartered Accountants as its new independent accountants as of June 16, 2004. During the two years ended December 31, 2001 and 2000 and through June 16, 2004, CTT has not consulted with Manning Elliot, Chartered Accountants regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on CTT’s financial statements, and either a written report was provided to CTT or oral advice was provided that Manning Elliot, Chartered Accountants concluded was an important factor considered by CTT in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement.

N. I. Cameron Inc., Chartered Accountants has never had nor anticipates having, nor had during the two most recent fiscal years or any subsequent interim period preceding the date of the change, any disagreements with CTT on matters of accounting, financial disclosure, accounting principles or practices, or auditing scope or procedure; nor has any principal accountant in the preceding years resigned or declined to stand for re-election.

The financial statements audited by the principal accountant for the past two years do not contain an adverse opinion or disclaimer of opinion nor were they modified as to audit scope or accounting principles.

On December 29, 2004, as a result of the acquisition of CTT Distributors Ltd., CTT was deemed to have engaged Manning Elliot, Chartered Accountant as CTT’s principal independent accountant. Manning Elliot was the principal independent account of CTT Distributors Ltd.

SB2 - 64 - /A1

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1.  Article XIII of the Certificate of Incorporation of CTT. No director or officer will be held personally liable to CTT or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director unless such breach involves (a) a breach of the director’s duty of loyalty to CTT or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, © acts by such director as specified by the Delaware General Corporation Law, or (d) any transaction from which the director derived an improper personal benefit.

2.  Part VIII of the By-laws of CTT. Directors and officers will be indemnified to the fullest extent allowed by the law against all damages and expenses suffered by a director or officer being party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, unless the director or officer is found to be liable for negligence or misconduct in the performance of any duty owed to CTT.

3.  The Delaware General Corporation Law provides that CTT may indemnify any and all of its officers, directors, employees or agents or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them, in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons will be determined to not have (I) breached the duty of loyalty to CTT or its stockholders; (ii) failed to act in good faith or committed intentional misconduct or a knowing violation of the law; (iii) acted in violation of Delaware General Corporation Law; or (iv) entered into a transaction from which he/she derived an improper personal benefit.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making CTT responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

Other Expenses of Issuance and Distribution

CTT will pay all expenses in connection with the registration and sale of the common stock by both CTT and the selling stockholders. The estimated expenses of issuance and distribution (assuming all shares offered are sold) are set forth below.

Expense	Cost
SEC registration fee	$ 100.00	estimated
Transfer Agent fee	$ 1,000.00	estimated
Printing expenses	$ 500.00	estimated
EDGAR filing fees	$ 1,000.00	estimated
Accounting fees and expenses	$ 10,000.00	estimated
Legal fees and expenses	$ 25,000.00	estimated
Total (estimate)	$ 37,600.00

SB2 - 65 - /A1

RECENT SALE OF UNREGISTERED SECURITIES

In the past three fiscal years, CTT has sold the following securities that were not registered under the Securities Act of 1933.

On December 29, 2004, CTT issued 455,001 shares of common stock to the shareholders of the subsidiary for the acquisition of all of the outstanding shares of CTT Distributors Ltd. pursuant to the terms of the share exchange agreement. CTT relied upon Rule 903 of Regulation S for the applicable exemption to issue the unregistered shares. No offer was made or accepted in the United States and the share certificates representing the shares have been legended with the applicable trading restrictions. The list of shareholders, the number of shares exchanged and the number of shares received are listed in the following table.

Shareholders	Shares Exchanged	Percentage of Total Shares	Shares Received
Jessika Prasad	35,000	7.69%	35,000
Michael Shevchenko	23,000	5.05%	23,000
Jagdeep Bhathal	20,000	4.40%	20,000
Nicholas Brown	25,000	5.49%	25,000
Taryn Enns	12,000	2.64%	12,000
Tom Novis	13,000	2.86%	13,000
Lynne Enns	9,000	1.98%	9,000
Roy Enns	9,000	1.98%	9,000
Kate MacLean	10,000	2.20%	10,000
Susan Novis	17,000	3.74%	17,000
Richard Novis	100,000	21.98%	100,000
Gordon Moreland	17,000	3.74%	17,000
Harry Joa	80,000	17.58%	80,000
Kerri Enns	19,000	4.18%	19,000
Ali Hussain	26,000	5.71%	26,000
Abid Shah	18,000	3.96%	18,000
Cyrus Kashani	22,000	4.84%	22,000
Amit Sankhala	1	0.00%	1
Totals	455,001	100.00%	455,001

On July 13, 2005, the board of directors authorized the issuance of up to 1,000,000 shares of common stock at an offering price of $0.10 per share. The offering price was arbitrarily set by CTT and had no relationship to its assets, book value, revenues or other established criteria of value. All the restricted shares issued in this offering were issued for investment purposes in a “private transaction”.

SB2 - 66 - /A1

On July 13, 2005, CTT raised $70,000 in cash from this offering and issued an aggregate 700,000 restricted shares to the subscribers as listed below.
Name of Subscriber	Number of Units	Consideration
Anna Liza Aman	150,000	$15,000
Angelito Dela Cruz	120,000	$12,000
Emirita Hernandez	125,000	$12,500
Annabelle Layugan	150,000	$15,000
Ria Reyes	155,000	$15,500
Total	700,000	$70,000

CTT relied upon Section 4(2) of the Securities Act of 1933 and Rule 903 of Regulation S promulgated pursuant to that Act by the Securities and Exchange Commission. Management is satisfied that the requirements of the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933 have been fully complied with. The offering was not a public offering and was not accompanied by any general advertisement or any general solicitation. CTT received from each subscriber a completed and signed subscription agreement containing certain representations and warranties, including, among others, that (a) the subscriber was not a U.S. person, (b) the subscriber subscribed for the shares for their own investment account and not on behalf of a U.S. person, and (c) there was no prearrangement for the sale of the shares with any buyer. No offer was made or accepted in the United States and the share certificates representing the shares have been legended with the applicable trading restrictions.

EXHIBITS

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-B. All Exhibits have been included unless otherwise noted.

Exhibit	Description
3.1
Certificate of Ownership of Slabsdirect.com, Inc. and CTT International Distributors Inc. filed as an Exhibit to CTT’s Form 8-K (Current Report) filed on January 12, 2005 and incorporated herein by reference.
Filed
3.2	Certificate of Incorporation for Slabsdirect.com, Inc. filed as an Exhibit to CTT’s Form 10-SB (Registration Statement) filed on June 28, 2000 and incorporated herein by reference.	Filed
3.3	By-laws of Slabsdirect.com, Inc. filed as an Exhibit to CTT’s Form 10-SB (Registration Statement) filed on June 28, 2000 and incorporated herein by reference.	Filed
3.4	Certificate of Incorporation for CTT Distributors Ltd. filed as an Exhibit to CTT’s Form 10-KSB (Annual Report) filed on April 1, 2005 and incorporated herein by reference.	Filed
3.5	Notice of Articles for CTT Distributors Ltd. filed as an Exhibit to CTT’s Form 10-KSB (Annual Report) filed on April 1, 2005 and incorporated herein by reference.	Filed
3.6	Articles of CTT Distributors Ltd. filed as an Exhibit to CTT’s Form 10-KSB (Annual Report) filed on April 1, 2005 and incorporated herein by reference.	Filed
5.1	Opinion of Conrad C. Lysiak, regarding the legality of the securities being registered.	Included
10.1
Share Exchange Agreement dated December 29, 2004, among Slabsdirect.com, Inc, CTT Distributors Ltd., and the shareholders of CTT Distributors Ltd. filed as an exhibit to CTT’s Form 8-K (Current Report) filed on January 6, 2005.
Filed
10.2	Stock Purchase Agreement dated December 29, 2004, between Steven Bruk and Slabsdirect.com, Inc. filed as an exhibit to CTT’s Form 8-K (Current Report) filed on January 6, 2005.	Filed
10.3	Stock Purchase Agreement dated December 29, 2004, between Amit Sankhala and Steven Bruk filed as an exhibit to CTT’s Form 8-K (Current Report) filed on January 6, 2005.	Filed

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Exhibit	Description
10.4	Sublease Agreement dated April 1, 2005 between Asset Logics Inc. and CTT Distributors Inc.	Included
23.1	Consent of Manning Elliot dated August 5, 2005	Included
23.2	Consent of Conrad C. Lysiak	Included
99.1	Form of Subscription Agreement	Included
99.2	Specimen Share Certificate	Included
99.3	Code of Ethics	Included

UNDERTAKINGS

Regarding indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, CTT will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act if 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant undertakes:

1.  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
a.  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
b.  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
c.  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this amended Form SB-2 Registration Statement and has duly caused this Form SB-2 Registration Statement to be signed on its behalf by the undersigned duly authorized person, in Vancouver, British Columbia, Canada on this 5th day of August, 2005.

CTT International Distributors Inc.

By:/s/ Amit Sankhala
Amit Sankhala
CEO and Director

Pursuant to the requirements of the Securities Act of 1933, the following persons in their capacities and on the dates indicated have signed this Form SB-2 Registration Statement:

Signature	Title	Date
/s/ Amit Sankhala	Chief Executive Officer, President, Chief Financial Officer, principal accounting officer, Secretary, Treasurer, and sole member of the Board of Directors	5 August 2005

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Dealer Prospectus Delivery Obligation

Until *, 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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EXHIBIT 5.1

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CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1478
FAX (509) 747-1770

June 3, 2005

Securities and Exchange Commission
450 Fifth Avenue N.W.
Washington, D. C. 20549

RE: CTT International Distributors Inc.

Gentlemen:

Please be advised that, I have reached the following conclusions regarding the above offering:

1. CTT International Distributors Inc. (the "Company") is a duly and legally organized and existing Delaware state corporation, with its registered office located at 3511 Silverside Road, Suite 105, Wilmington, Delaware and its principal place of business located at 1145 West 7th Avenue, Vancouver, British Columbia, Canada V6H 1B5. The Articles of Incorporation and corporate registration fees were submitted to the Delaware Secretary of State's office and filed with the office on November 1, 2004. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Delaware corporate entity. The Company has one class of common stock at this time and is authorized to issue shares of preferred stock. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The common stock previously issued by the Company is in legal form and in compliance with the laws of the State of Delaware, and when such stock was issued it was fully paid for and non-assessable. The common stock to be sold under this Form SB-2 Registration Statement is likewise legal under the laws of the State of Delaware.

3. To my knowledge, the Company is not a party to any legal proceedings nor are there any judgments against the Company, nor are there any actions or suits filed or threatened against it or its officers and directors, in their capacities as such, other than as set forth in the registration statement. I know of no disputes involving the Company and the Company has no claim, actions or inquires from any federal, state or other government agency, other than as set forth in the registration statement. I know of no claims against the Company or any reputed claims against it at this time, other than as set forth in the registration statement.

4. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the Shareholders upon voluntary or involuntary liquidation of the Company.

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Securities and Exchange Commission
RE: CTT International Distributors Inc.
June 3, 2005

5. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

6. All tax benefits to be derived from the Company’s operations shall inure to the benefit of the Company. Shareholders will receive no tax benefits from their stock ownership, however, this must be reviewed in light of the Tax Reform Act of 1986.

7. By directors’ resolution, the Company has authorized the issuance of up to 2,500,000 shares of common stock.

8. The Company's Articles of Incorporation presently provide the authority to the Company to issue 30,000,000 shares of common stock, $0.0001 par value per share and 5,000,000 shares of preferred stock, $0.0001 par value per share.

Therefore, the Board of Directors’ Resolution which authorized the issuance for sale of up to 2,500,000 shares of common stock was within the authority of the Company’s directors and the shares, when issued, will be validly issued, fully paid and non-assessable under Delaware law.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

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EXHIBIT 10.4

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SUBLEASE

THIS SUBLEASE dated for reference April 1, 2005

BETWEEN:

Asset Logics Inc, a corporation with an address in the province of British Columbia and having an office at Suite 1000, 885 Dunsmuir St,V6C 1N5, Vancouver, BC V6H 1B5

(the “Sublandlord”)

AND:

CTT Distributors Inc.., a corporation duly incorporated under the laws of the province of British Columbia and having an office at Suite 1000, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5

(the “Subtenant”)

WHEREAS:

A.  By a lease made as of May 18th, 2004 (collectively, the “Head Lease leased to the Sublandlord upon and subject to the terms of the Head Lease, certain premises located on the 2nd floor in the building municipally known as Suite 1000, 885 Dunsmuir Street, Vancouver, British Columbia, V6C 1N5 (the “Building”), which premises (the “Leased Premises”) are more particularly described in the Head Lease.

B.  The Sublandlord and the Subtenant have agreed to enter into this Sublease on the terms hereinafter set forth.

NOW THEREFORE in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is acknowledged by each of the parties, the parties agree as follows:

(1)	Capitalized Terms

Capitalized terms used in this Sublease will have the meanings ascribed to them in the Head Lease unless otherwise defined herein.

(2)	Grant Of Sublease.

Subject to the consent of the Head Landlord, the Sublandlord subleases the Leased Premises (referred to as the “Sublet Premises” in this Sublease) from the Sublandlord for the balance of the Term, less one day (the “Sublease Term”).

(3)	Basic Rent and Additional Rent

The Subtenant covenants to pay as basic rent (“Sublease Basic Rent”) for the whole period of the Sublease Term commencing on April 1, 2005 and ending on April 1, 2006 the sum of $12,000 per annum, in equal monthly instalments payable in advance on the first day of each and every month. The Subtenant covenants to pay all Additional Rent when due under the Head Lease. The Sublease Basic Rent and Additional Rent will be referred to collectively as “Rent”.

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(4)	Net Rent

Rent payable under this Sublease will be net and care free to the Sublandlord, and will be payable without deduction or set-off by the Subtenant throughout the Sublease Term. All costs incurred by the Sublandlord in collecting any amounts payable hereunder or enforcing any right or obligation of the Subtenant under this Sublease will be payable by the Subtenant on demand and will be deemed to be Rent for all purposes from the date demand therefor is made. In addition to Rent hereunder, the Subtenant will remit to the Sublandlord any goods and services tax or other tax or imposition collectible by the Sublandlord for the use of the Sublet Premises by the Subtenant or goods or services provided to the Subtenant, and the Sublandlord will be entitled to exercise all remedies in respect of any failure by the Subtenant to pay such amounts as if they were Rent in arrears. From the date any Rent or other amounts payable under this Sublease are due until they are actually paid, they will bear interest at the rate of [percentage] % per annum.

(5)	Subtenant’s Covenants.

The Subtenant acknowledges having received and read a copy of the Head Lease and covenants and agrees with the Sublandlord:

(a)	to perform all of the obligations of the Tenant under the Head Lease.

(b)	to abide by any rules and regulations governing the use of the Premises and the Building appended to the Head Lease, as the same may be amended from time to time;

(c)	to pay Rent and perform all of the obligations of the Subtenant under this Sublease;

(d)	not to do or omit to do any act in or around the Sublet Premises which would cause a breach of the Sublandlord’s obligations as Tenant under the Head Lease;

(e)
to promptly pay when due to the authorities having jurisdiction all Taxes (whether imposed upon the Subtenant or otherwise) attributable to the personal property, trade fixtures, business, income, or occupancy of the Subtenant or any other occupant of the Sublet Premises and to any leasehold improvements or fixtures within the Sublet Premises, and to the use by the Subtenant or its officers, employees, and invitees of any of the Common Facilities; and

(f)
to indemnify and save harmless the Sublandlord against and from any and all expenses, costs, damages, suits, actions, or liabilities arising or growing out of the failure of the Subtenant to perform any of its obligations hereunder and from all claims and demands of every kind and nature made by any person or persons to or against the Sublandlord for all and every manner of costs, damages, or expenses incurred by or injury or damage to such person or persons or his, her, or their property, to the extent such claims or demands arise out of the use and occupation of the Sublet Premises by the Subtenant or its officers, employees, or any other person authorized or permitted by the Subtenant to be on the Sublet Premises or in or about the Building or any of the above-mentioned, and from all costs, counsel fees, expenses, and liabilities incurred by reason of any such claim or any action or proceeding brought thereon.

(6)	Subtenant’s Breach

If the Subtenant fails to perform any of its obligations herein, the Sublandlord will have all of the remedies against the Subtenant which the Head Landlord has under the Head Lease for a breach thereof, whether expressly set out in the Head Lease or arising in law or equity.

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(7)	Sublandlord’s Covenants

Subject to the Head Landlord first consenting to this Sublease and the due performance by the Subtenant of its obligations herein, the Sublandlord covenants and agrees with the Subtenant:

(a)	for quiet enjoyment of the Sublet Premises;

(b)	to enforce against the Head Landlord for the benefit of the Subtenant the obligations of the Head Landlord under the Head Lease which materially affect the Sublet Premises;

(c)	to perform all of the obligations of the Sublandlord under this Sublease; and

(d)	to perform all of the obligations of the Sublandlord under the Head Lease which materially affect the Sublet Premises, including without limitation the payment of Rent pursuant to the Head Lease.

(8)	Use

The Sublet Premises will be used by the Subtenant solely for the purpose of corporate offices and for no other purpose.

(9)	Insurance

The Subtenant will take out and maintain throughout the Sublease Term insurance with respect to the Sublet Premises providing for the coverages and upon the terms required in the Head Lease to be maintained by the Sublandlord. The Sublandlord and the Head Landlord will be shown as named insureds on all liability policies, with a cross liability and severability of interest endorsement, and each property insurance policy will contain a waiver of subrogation with respect to the Head Landlord and the Sublandlord. The Subtenant releases the Sublandlord from any claim the Subtenant may have which is or would be insured against by the insurance policies which the Subtenant is required to maintain by this Sublease.

(10)	Assigning or Subletting by the Subtenant

The Subtenant agrees that with respect to any assigning or subletting by it, the provisions of the Head Lease apply with the following amendments thereto:

(a)	each reference to the Landlord, the Tenant, the Lease and the Leased Premises will become, respectively, the Sublandlord, the Subtenant, the Sublease and the Sublet Premises;

(b)	any references to a period of days will be extended by 30 days; and

(c)	the Sublandlord will have the additional right to withhold and/or delay its consent if it has not received the prior written consent of the Head Landlord.

(11)	Exercise of Rights

The determination of any state of facts, promulgation of any rules or regulations, or the taking of any other action or exercise of any other rights under the Head Lease which is permitted to the Head Landlord will, upon written notice to the Subtenant of such action or exercise, be binding upon the Subtenant and the Sublet Premises.

(12)	Paramountcy of Head Lease

The Subtenant acknowledges and agrees that it has no greater interest in the Sublet Premises than the Sublandlord under the Head Lease. To the extent that any right or benefit conferred by this Sublease contravenes or is incompatible with the Head Lease, such right or benefit will be amended or modified so as not to contravene or be incompatible with the Head Lease.

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(13)	Notices

All notices, consents, and approvals permitted or required to be given hereunder will be in writing and will be delivered to the Sublandlord or the Subtenant as the case may be as follows:

(a)	to the Sublandlord at Suite 1000, 885 Dunsmuir St,V6C 1N5, Vancouver, BC V6H 1B5

Attention: Peter Schriber;

(b)	to the Subtenant at the Sublet Premises

Attention: Amit Sankala

Any notice so made will be deemed to have been given and received on the date of delivery on a business day to an adult person on the premises specified above and if no adult person is present, by posting the notice prominently at the entrance of the premises specified.

(14)	Successors and Assigns

Except as otherwise provided herein, all of the rights and obligations of a party enure to the benefit of and are binding upon the successors and assigns of that party.

(15)	Further Assurances

Each party agrees to execute such further assurances as may be reasonably required from time to time by any other party to more fully effect the true intent of this Sublease.

(16)	Directory Boards

Subject to the Head Landlord’s consent and pursuant to the terms of the Head Lease, where applicable, the Subtenant will have the right to include the name of its firm on the Building directory board, in the main Building lobby, and on the 2nd floor of the Building at the Sublandlord’s expense.

(17)	Entire Agreement and “As Is”

This Sublease merges and supersedes all prior negotiations, representations, and agreements between the parties relating in any way to the Sublet Premises. The parties agree that there are no representations, covenants, agreements, warranties, or conditions in any way relating to the subject matter of this Sublease or the occupation or use of the Sublet Premises, whether express or implied, or otherwise, except as set forth in this Sublease.

(18)	Waiver

No waiver by the Sublandlord of a condition or the performance of an obligation of the Subtenant hereunder binds the Sublandlord unless in writing and executed by it, and no waiver given by the Sublandlord will constitute a waiver of any other condition or performance by the Subtenant of its obligations hereunder in any other case.

(19)	Sublease Execution and Head Landlord’s Consent Required

This Sublease and all subsequent amendments thereto are only binding on the Sublandlord and the Subtenant respectively, if in writing and executed by authorized signatories for the Sublandlord and the Subtenant and if executed copies thereof have been delivered to each party. It is a condition precedent to this Sublease and all obligations of the Sublandlord and Subtenant hereunder that the Head Landlord consents to this Sublease. The parties agree to use their commercially reasonable best efforts to obtain the consent of the Head Landlord to this Sublease, and to provide all such information and assurances (other than third-party guarantees or covenants or additional security) as the Head Landlord may reasonably require in this regard.

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(20)	Governing Law

This Sublease will be governed in accordance with laws applicable in the province of British Columbia, and the parties irrevocably attorn to the non-exclusive jurisdiction of the courts of British Columbia.

IN WITNESS WHEREOF the parties have duly executed this Sublease as of the date set out above.

[if a party is an individual:]

SIGNED, SEALED & DELIVERED

by [name] in the presence of:

_________________________________________
Signature of Witness

Name: ________________________________________

Address:______________________________________
_________________________________________

Occupation:___________________________________
) ) ) ) ) ) [name] ) ) ) ) ) ) ) )

[if a party is a corporation:]

The Corporate Seal of [name] has been affixed to this document in the presence of:

/s/ Authorized Signatory

Authorized Signatory        C/S

/s/ Authorized Signatory

Authorized Signatory

The consent to sublease should include the following schedule:

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EXHIBIT 23.1

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CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 15, 2005 included in the Registration Statement on Form SB-2 Amendment No. 1 and related Prospectus of CTT International Distributors Inc. for the registration of shares of its common stock.

/s/ “Manning Elliott”

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

Vancouver, Canada

August 5, 2005

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EXHIBIT 23.2

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CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770

CONSENT

I HEREBY CONSENT to the inclusion of my name in connection with the Form SB-2 Registration Statement filed with the Securities and Exchange Commission as attorney for the registrant, CTT International Distributors Inc.

DATED this 20th day of April, 2005.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

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EXHIBIT 99.1

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SUBSCRIPTION AGREEMENT

CTT International Distributors Inc.
1145 West 7th Avenue
Vancouver, British Columbia
V6H 1B5 Canada
Dear Sirs:

Concurrent with the signing of this agreement, the undersigned (the “Purchaser”) is purchasing _______________________shares of common stock (the “Shares”) in the capital of CTT International Distributors Inc. (the “Company”) at a price of $0.10 per Share (the “Subscription Price”).

The Purchase confirms the subscription for and the purchase of the Shares and agrees to pay the Subscription Price for the Shares as calculated below. The Purchaser further confirms that Amit Sankhala solicited the Purchaser to purchase the Shares and no other person participated in such solicitation other than Mr. Sankhala.

Calculation of Subscription Price

__________________________X US$0.10  =  US$___________________________
Number of Shares Purchased       Total Subscription Price

Form of Payment: Cash: ________   Check: ________     Other: ________

Make check payable to: CTT International Distributors Inc.

Please ensure funds are in US Dollars

Dated: ______________________

_____________________________
Signature of Purchaser

_____________________________
Name of Purchaser

_____________________________
Address of Purchaser

_____________________________

CTT International Distributors Inc.

By: _____________________________

Title:_____________________________

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EXHIBIT 99.2

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EXHIBIT 99.3

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CTT INTERNATIONAL DISTRIBUTORS INC.

Code of Ethics

Overview

CTT has adopted a code of ethics (the “Code”) that is applicable to every officer, director, employee and consultant of the company and its affiliates (collectively the “Employee” or “Employees”). The Code reaffirms the high standards of business conduct required of all Employees. The Code is part of CTT’s continuing efforts to (1) ensure that it complies with all applicable laws, (2) have an effective program in place to prevent and detect violations of law, and (3) educate and train its Employees to be aware and understand ethical business practices. In most circumstances, the Code sets standards that are higher than the law requires.

CTT has also adopted eight corporate values: Focus, Respect, Excellence, Accountability, Teamwork, Integrity, Open Communications and Positive Attitude. See Schedule “A” for a statement on each value. The values have been adopted to provide a framework for all Employees in conducting themselves in their jobs. These values are not intended to substitute for the Code, but will serve as guidelines in helping the Employees to conduct CTT’s business in accordance with the Code.

The Code is not intended to cover every possible situation in which an Employee may find himself or herself. It is meant to give each Employee the boundaries within which CTT expects each Employee to conduct himself or herself while representing CTT. An Employee may find himself or herself in a situation where there is no clear guidance given by the Code. If that occurs, return to the objective stated below: common sense, good judgment, high ethical standards and integrity, and refer to CTT ‘s values. In addition, there are many resources upon which an Employee may rely, including the President and other CTT officers and management. Together all Employees can continue to make CTT a company that sets a standard for e-commerce companies.

Objective

One of CTT’s objectives is to conduct all business operations in the utmost ethical manner utilizing common sense, good judgment, high ethical standards and integrity. CTT cares about its Employees, shareholders, clients, suppliers, and the communities in which it conducts its business operations. In the course of meeting its business objectives, CTT considers it essential that all Employees understand and comply with the Code and therefore share and participate in CTT’s way of conducting business.

Standard of Conduct

CTT insists that all aspects of its business operations are conducted with honesty, integrity and fairness, and with respect for the interests of those affected by its business and activities. CTT also expects the same in its relationships with all those with whom it does business.

Each Employee must maintain and foster integrity and honesty in all dealings with clients and all business transactions. Each Employee must commit to act according to the highest ethical standards and is expected to apply ethical business practices in administrative and financial aspects of the business operations of CTT.

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No code of conduct can hope to lay down appropriate behavior for every situation, nor should it seek to do so. Each Employee is required to make a careful and considered judgment of what is right and proper in any particular situation.

It is the obligation of every Employee in conducting the business operations of CTT to be responsible, honest, trustworthy, conscientious, and dedicated to the highest standards of ethical business practices. Accordingly, all Employees are required to avoid not only impropriety, but also the appearance of impropriety in conducting the business operations of CTT.

Obeying the Law

All Employees of CTT are required to comply with (1) the letter and the spirit of laws and regulations of the countries in which CTT conducts business operations, (2) the accepted business practices in commercial markets, and (3) any contractual terms and conditions applicable to any business transaction.

It is expected that each Employee will use common sense, good judgment, high ethical standards and integrity in all the Employee’s business dealings.

Each Employee must commit to know and abide by all applicable laws and regulations. Employees are expected to be familiar with the Code as it applies to their duties. Each Employee is required to follow and to comply with the Code. A refusal by any Employee to agree to be bound by the Code will be grounds for discipline up to and including dismissal.

A breach of any law, regulation or ethical standard by any Employee will not be justified by the pursuit of profit or the departure from acceptable practice by competitors.

Enforcement of Code

The Code will be enforced at all levels fairly and without prejudice. Any breach of any standard of the Code may result in disciplinary action, up to and including termination.

Amit Sankhala, CTT’s chief executive officer, has been appointed as Compliance Officer of CTT, responsible for overseeing compliance with, and enforcement of, the Code. If an Employee encounters a situation that the Employee is not able to resolve by reference to the Code, the Employee should ask for help from the Compliance Officer if they need assistance in understanding or interpreting any part of the Code.

Any Employee who, in good faith, has reason to believe any operation or activity of CTT is in violation of the law or of the Code must call the matter to the attention of the Compliance Officer. See Schedule “B” for a non-exhaustive list of reportable violations.

All reports will be reviewed and investigated and as necessary under the circumstances, and the reporting Employee should provide sufficient information to enable a complete investigation to be undertaken.

Any Employee who makes an allegation in good faith reasonably believing that a person has violated the law or the Code will be protected against retaliation.

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Violations of the law or the Code will subject Employees to disciplinary action, up to and including termination of employment. In addition, Employees involved may subject themselves and CTT to severe penalties, including fines and possible imprisonment. Compliance with the law and high ethical standards in the conduct of CTT’s business should be a top priority for each Employee.

Insider Trading, Securities Compliance and Public Statements

Securities laws prohibit anyone who is in possession of material, non-public information (“Insider Information”) about a company from purchasing or selling stock of that company, or communicating the information to others. Information is considered “material” if a reasonable investor would consider it to be important in making a decision to buy or sell that stock. Some examples include financial results and projections, new products, acquisitions, major new contracts or alliances prior to the time that they are publicly announced. Employees who become aware of such Inside Information about CTT must refrain from trading in the shares of CTT until the Inside Information is publicly announced.

Employees must also refrain from disclosing the insider Information to persons who do not have a need to know, whether they are inside CTT or outside, such as spouses, relatives or friends.

CTT makes regular formal disclosures of its financial performance and results of operations to the investment community. CTT also regularly issues press releases. Other than those public statements, which go through official channels, Employees are prohibited from communicating outside CTT about CTT’s business, financial performance or future prospects. Such communications include questions from securities analysts, reporters or other news media, but also include seemingly innocent discussions with family, friends, neighbors or acquaintances.

Financial Reporting

CTT is required to maintain a variety of records for purposes of reporting to the government. CTT requires all Employees to maintain full compliance with applicable laws and regulations requiring that its books of account and records be accurately maintained. Specifics of these requirements are available from the Compliance Officer.

Accuracy of Records

CTT’s accounting records and supporting documents must accurately describe and reflect the nature and result of CTT’s business operations. All activities and results of CTT’s business operations must be presented in a fair and balanced manner.

All business transactions must be properly authorized as well as completely and accurately recorded on CTT’s books. Procedures for doing so must comply with CTT’s financial policy and follow CTT’s policy for authorization and documentation, as well as follow generally accepted accounting practices. Budget proposals and other financial evaluations and forecasts must fairly represent all information relevant to the business transaction. In addition, no unrecorded cash funds or other asset accounts will be established or maintained for any purpose. Misapplication or improper use of corporate or property or false entry to records by any Employee or by others must be reported to CTT’s Board of Directors.

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Record Keeping and Retention

To help maintain the integrity of CTT’s record-keeping and reporting systems, each Employee must know his or her area’s records retention procedures, including how data is stored and retrieved. It is that person’s responsibility to know how to document and transact any entries or records that he or she is responsible for. All Employees are expected to comply fully and accurately with all audits, including responding in a timely fashion to requests for records or other material from or on behalf of CTT’s auditors or management.

Communicating Accurate and Timely Information

In all interactions and communications, whether with shareholders, the public, clients, government agencies, or others inside or outside of CTT, each Employee is expected to be truthful and forthright. This includes making accurate statements, not misrepresentations or statements intended to mislead or misinform; and responding promptly, accurately, and with full disclosure to requests from governmental agencies for information or documents.

Confidentiality

Employees must respect the confidentiality of information received in the course of business dealings and must never use such information for personal gain. Information given by Employees in the course of business dealings must be true and fair and never designed to mislead.

Confidential information can only be revealed upon written authorization of management.

Employees must not use or disclose CTT’s trade secrets, proprietary, or confidential information, or any other confidential information gained in the performance of CTT as a means of making private profit, gain or benefit.

Employees must not use Internet bulletin boards or chat rooms to discuss matters or opinions related to CTT or any of its industries, or to respond to comments about CTT. In today’s electronic age, posting information on Internet bulletin boards or even communicating in chat rooms is the same as “speaking to the media”.

Health and Safety

CTT is committed to protecting the health and safety of its Employees. CTT expects employees to obey all laws and regulations designed to protect the health and safety of all employees, and to obtain and fully observe all permits necessary to do business. At the very least, all Employees should be familiar with and comply with safety regulations applicable to their work areas. CTT will make, to the extent possible, reasonable accommodations for the known physical or mental limitations of its Employees. Employees who require an accommodation should contact the Compliance Officer. CTT will then engage in an interactive process to determine what reasonable accommodations may exist.

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Declaration of Interest

Each Employee is expected to avoid any activity, investment or association that interferes with the independent exercise of his or her judgment in CTT’s best interests (“Conflicts of Interest”). Conflicts of Interest can arise in many situations and occur most often in cases where the Employee or the Employee’s family obtains some personal benefit at the expense of CTT’s best interests.

No Employee, or any member of Employee’s immediate family, is allowed to accept money, gifts of other than nominal value, unusual entertainment, loans, or any other preferential treatment from any customer or supplier of CTT where any obligation may be incurred or implied on the giver or the receiver or where the intent is to prejudice the recipient in favor of the provider. Likewise, no Employee is allowed to give money, gifts of other than nominal value, unusual entertainment or preferential treatment to any customer or supplier of CTT, or any employee or family members thereof, where any obligation might be incurred or implied, or where the intent is to prejudice the recipient in favor of CTT. No Employee is allowed to solicit or accept kickbacks, whether in the form of money, goods, services or otherwise, as a means of influencing or rewarding any decision or action taken by a foreign or domestic vendor, customer, business partner, government employee or other person whose position may affect CTT’s business.

No Employee will use CTT’s property, services, equipment or business for personal gain or benefit.

Each Employee is required to reveal any personal interest that may impinge or might reasonably be deemed by others to impinge on the Employee’s business dealings with any industry partners of CTT.

Employees may not: (1) act on behalf of, or own a substantial interest in, any company or firm that does business, or competes, with CTT; (2) conduct business on behalf of CTT with any company or firm in which the Employee or a family member has a substantial interest or affiliation. Exceptions require advance written approval from CTT’s Board of Directors.

Employees should not create the appearance that they are personally benefiting in any outside endeavor as a result of their employment by CTT, or that CTT is benefiting by reason of their outside interests. Any Employee who is not sure whether a proposed action would present a conflict of interest or appear unethical should consult with the Compliance Officer.

CTT expects its Employees to avoid (1) personal activities and financial interests that could conflict with their responsibilities and obligations and (2) giving assistance to competitors, which could be in conflict with the interests of CTT or its clients. All Employees are required to seek the consent of CTT management if they intend to become partners or shareholders in companies outside CTT’s corporate structure.

Fair Competition

CTT’s policy is to comply fully with competition and antitrust laws throughout the world. CTT is committed to vigorous yet fair competition and supports the development of appropriate competition laws. Each Employee must avoid any business arrangement that might prevent the effective operation of fair competition. It is advised that each Employee consult with the Compliance Officer before attending a meeting with a party who may be viewed as a competitor.

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International Trade

CTT must comply with a variety of laws around the world regarding its activities. In some cases, the law prohibits the disclosure of information, whether the disclosure occurs within the U.S. or elsewhere, and whether or not the disclosure is in writing.

U.S. law and the Code prohibits giving, offering, or promising anything of value to any public official in the U.S. or any foreign country to influence any official act, or to cause an official to commit or omit any act in violation of his or her lawful duty. The Foreign Corrupt Practices Act precludes payments to non-U.S. government officials for the purpose of obtaining or retaining business, even if the payment is customary in that country. This law applies anywhere in the world to U.S. citizens, nationals, residents, businesses or employees of U.S. businesses. Because CTT is a U.S. company, this law applies to CTT and all of its subsidiaries. Any questions on this policy should be directed to the Compliance Officer.

Government Relations

CTT is prohibited by law from making any contributions or expenditures in connection with any U.S. national election. This includes virtually any activity that furnishes something of value to an election campaign for a federal office. Use of CTT’s name in supporting any political position or ballot measure, or in seeking the assistance of any elected representative, requires the specific approval of the President of CTT. Political contributions or expenditures are not to be made out of CTT’s funds in any foreign country, even if permitted by local law, without the consent of the President of CTT.

Vendors, Contractors, Consultants and Temporary Workers

Vendors, contractors, consultants or temporary workers who are acting on CTT’s behalf, or are on CTT’s property, are expected to follow the law, the Code, and honor CTT’s values. Violations will subject the person or firm to sanctions up to and including loss of the contract, the contracting or consulting agreement, or the discharge from temporary assignment.

Compliance with the Code

It is the responsibility of CTT’s Board of Directors to ensure that the standards embodied in the Code are communicated to, understood and observed by all Employees. CTT’s Board of Directors will not criticize management for any loss of business resulting from adherence to the Code. Equally, CTT’s Board of Directors undertakes that no Employee will suffer as a consequence of bringing to their attention, or that of senior management, a breach or suspected breach of the Code.

The standards set out in the Code directly reflect CTT’s high ethical standards. CTT expects and requires each and every Employee, as a representative of CTT, to fulfill CTT’s ethical commitment in a way that is visible to the outside world with which CTT conducts its business operations.

Each Employee is responsible for complying with the standards set out in the Code and must ensure that their personal conduct is above reproach.

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Each Employee has an obligation to assure that the conduct of others around him or her complies with the Code.

All Employees have a legal, moral, and ethical duty to report to CTT’s Board of Directors and the appropriate authorities any known or suspected violations of law, regulations or corporate policy, including the Code.

Breaches of law, regulations and the standards of conduct listed above may lead to serious consequences for the Employee concerned.

Annual Acknowledgement

Each Employee will be required to sign a statement annually that he or she has read and understands CTT’s Code of Ethics. This statement will also require that the Employee state that he or she is in full compliance with the Code. The form of statement is attached as Schedule “C”.

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Schedule “A”

VALUES

FOCUS: We exist only because we are in the e-commerce business.

RESPECT: We value all people, treating them with dignity at all times.

EXCELLENCE: We strive for “Best in Class” in everything we do.

ACCOUNTABILITY: We do what we say we will do and expect the same from others.

TEAMWORK: We believe that cooperative action produces superior results.

INTEGRITY: We are honest with each other, our customers, our partners, our shareholders and ourselves

OPEN COMMUNICATION: We share information, ask for feedback, acknowledge good work, and encourage diverse ideas.

POSITIVE ATTITUDE: We work hard, are rewarded for it, and maintain a positive attitude with a good sense of perspective, humor and enthusiasm.

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Schedule “B”

Reportable Violations - Anonymous Reporting Program

Accounting Error
Accounting Omissions
Accounting Misrepresentations
Auditing Matters
Compliance/Regulation Violations
Corporate Scandal
Domestic Violence
Discrimination
Embezzlement
Environmental Damage
Ethics Violation
Fraud
Harassment
Industrial Accidents
Misconduct
Mistreatment
Poor Customer Service
Poor Housekeeping
Sabotage
Securities Violation
Sexual Harassment
Substance Abuse
Theft
Threat of Violence
Unfair Labor Practice
Unsafe Working Conditions
Vandalism
Waste
Waste of Time and Resources
Workplace Violence

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Schedule “C”

Acknowledgement and Certification Statement

I acknowledge and certify that I have read and understand the information set forth in the Code of Ethics of CTT International Distributors Inc. and will comply with these principles in my daily work activities. I am not aware of any violation of the standards of CTT’s Code of Ethics.

Date: ______________________________________

Name (print): _________________________________________

Position: ________________________________________

Address: ___________________________________________________________________________________________

Signature: _______________________________________________

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